These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

PT Indosat Tbk and subsidiaries

Consolidated financial statements

nine months ended September 30, 2007 and 2008

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2008

Table of Contents

Page

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7

Consolidated Statements of Cash Flows

………………………………………………………………

8 - 9

Notes to Consolidated Financial Statements

………………………………………………………….

10 - 100

***************************

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2007 and 2008 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2008

Notes

2007

2008

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2c,4,25

6,303,937

6,646,684

704,845

Short-term investments - net of

allowance for decline in value

of Rp25,395 in 2007 and 2008

2d

-

-

-

Accounts receivable

2e

Trade

5,15

Related parties - net of allowance

for doubtful accounts of

Rp83,898 in 2007 and

Rp81,923 in 2008

25

197,013

93,879

9,955

Third parties - net of allowance

for doubtful accounts of

Rp295,199 in 2007 and

Rp406,411 in 2008

1,038,270

1,149,752

121,925

Others - net of allowance

for doubtful accounts of

Rp16,848 in 2007 and

Rp17,262 in 2008

12,370

24,250

2,572

Inventories

2f

114,171

179,030

18,985

Derivative assets

2q,28

20,863

121,810

12,917

Advances

34,408

66,299

7,031

Prepaid taxes

6,13

804,062

515,674

54,684

Prepaid expenses

2g,2p,24,25

639,300

963,683

102,193

Other current assets

2c,25

41,253

53,661

5,691

Total Current Assets

9,205,647

9,814,722

1,040,798

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2008

Notes

2007

2008

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp2,219 in 2007

and Rp2,578 in 2008

2e,25

47,154

37,474

3,974

Deferred tax assets - net

2s,13

76,000

96,740

10,259

Investments in associated

companies - net of allowance

for decline in value of Rp56,300

in 2007 and 2008

2h,7

286

986

104

Other long-term investments - net of

allowance for decline in value of

Rp99,977 in 2007 and 2008

2h,8

2,730

2,730

289

Property and equipment

2i,2j,2o,

9,15,21

Carrying value

47,202,590

 58,821,869

               6,237,738

Accumulated depreciation

(19,370,077

)

             (23,800,245

)

               (2,523,886)

Impairment in value

(98,611

)

  (98,611)

                    (10,457)

Net

27,733,902

34,923,013

3,703,395

Goodwill and other

intangible assets - net

2k,10

2,413,900

2,129,891

225,863

Long-term receivables

100,990

73,247

7,767

Long-term prepaid pension - net

of current portion

2p,24,25

213,345

188,579

19,998

Long-term advances

11,25

1,007,777

683,298

72,460

Others

2c,2g,25

460,711

649,912

68,920

Total Non-current Assets

32,056,795

38,785,870

4,113,029

TOTAL ASSETS

41,262,442

48,600,592

5,153,827

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2008

Notes

2007

2008

(Note 3)

Rp

Rp

US$

LIABILITIES AND

STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade

Related parties

25

8,932

6,661

706

Third parties

348,052

563,169

59,721

Procurement payable

12,25

4,580,142

6,084,204

645,196

Taxes payable

2s,13

302,576

396,838

42,083

Accrued expenses

14,24,25

1,392,522

1,534,759

162,753

Unearned income

2n

785,999

1,064,223

112,855

Deposits from customers

91,145

45,701

4,846

Derivative liabilities

2q,28

132,847

108,198

11,474

Current maturities of:

Loans payable

2l,15

257,180

602,410

63,882

Bonds payable

2l,16

1,050,000

1,916,442

203,228

Other current liabilities

25

79,325

55,489

5,885

Total Current Liabilities

9,028,720

12,378,094

1,312,629

NON-CURRENT LIABILITIES

Due to related parties

25

23,613

35,851

3,802

Deferred tax liabilities - net

2s,13

1,412,124

1,488,702

157,869

Loans payable - net of current

maturities

2l,15

Related parties

25

715,000

1,595,854

169,231

Third parties

1,401,231

5,198,710

551,295

Bonds payable - net of current

maturities

2l,16

11,802,993

9,770,421

1,036,100

Other non-current liabilities

17,24,25

636,667

828,819

87,891

Total Non-current Liabilities

15,991,628

18,918,357

2,006,188

TOTAL LIABILITIES

25,020,348

31,296,451

3,318,817

MINORITY INTEREST

2b

297,116

308,230

32,686

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2008

Notes

2007

2008

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

in 2007 and 2008

18

543,393

543,393

57,624

Premium on capital stock

18

1,546,587

1,546,587

164,007

Difference in transactions of equity

changes in associated

companies/subsidiaries

2h

403,812

403,812

42,822

Difference in foreign currency

translation

2b

3,338

5,280

560

Retained earnings

Appropriated

80,258

100,678

10,676

Unappropriated

13,367,590

14,396,161

1,526,635

TOTAL STOCKHOLDERS’ EQUITY

15,944,978

16,995,911

1,802,324

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

41,262,442

48,600,592

5,153,827

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2008

Notes

2007

2008

(Note 3)

Rp

Rp

US$

OPERATING REVENUES

2n,19,25,

30,31,32

Cellular

9,146,449

10,226,044

1,084,416

Multimedia, Data

Communication,

Internet (“MIDI”)

1,568,223

2,121,248

224,947

Fixed telecommunication

1,165,308

1,301,529

138,020

Total Operating Revenues

11,879,980

13,648,821

1,447,383

OPERATING EXPENSES

2n

Cost of services

20,25

3,388,955

4,422,986

469,033

Depreciation and amortization

2i,2k,9,10

3,053,861

3,385,794

359,045

Personnel

2m,2o,2p,

21,24,25

1,205,045

1,236,184

131,091

Marketing

510,137

703,181

74,569

Administration and general

22,25

517,571

567,602

60,191

Total Operating Expenses

8,675,569

10,315,747

1,093,929

OPERATING INCOME

3,204,411

3,333,074

353,454

OTHER INCOME (EXPENSES)

2n

Interest income

25

151,155

353,541

37,491

Financing cost

2l,15,16,

23,25

(1,028,623

)

         (1,377,706)

(146,098)

Amortization of goodwill

2k,10

(169,880

)

            (169,880)

(18,015)

Loss on change in fair value

of derivatives - net

2q,28

(5,742)

              (53,513

)

(5,675)

Loss on foreign

exchange - net

2q,2r,5

(26,170

)

              (45,092

)

(4,782)

Others - net

13

(55,250

)

               30,292

                   3,213

Other Expenses - Net

(1,134,510

)

         (1,262,358

)

            (133,866)

INCOME BEFORE INCOME TAX

2,069,901

2,070,716

219,588

INCOME TAX BENEFIT (EXPENSE)

2s,13

Current

(455,889

)

(578,169

)

(61,311)

Deferred

(141,079

)

2,755

292

Income Tax Expense - Net

(596,968

)

(575,414

)

(61,019)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2008

Notes

2007

2008

(Note 3)

 ________________

Rp

Rp

US$

INCOME BEFORE MINORITY

INTEREST IN NET INCOME OF

SUBSIDIARIES

1,472,933

1,495,302

158,569

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

2b

(27,803

)

              (22,187)

               (2,353

)

NET INCOME

1,445,130

1,473,115

156,216

BASIC EARNINGS PER SHARE

2u,18,26

265.95

271.10

0.03

BASIC EARNINGS PER ADS

(50 B shares per ADS)

2u,18,26

13,297.27

13,554.78

1.44

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah)

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Translation

Appropriated

  Unappropriated

   Total

Balance as of January 1, 2007

543,393

1,546,587

403,812

182

66,157

12,641,614

15,201,745

Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat

Finance Company B.V. and Indosat International Finance

Company B.V. from euro, and Indosat Singapore Pte. Ltd.

from U.S. dollar to rupiah - net of applicable income tax

expense of Rp677, Rp665 and Rp11, respectively

2b

-

-

-

3,156

-

-

3,156

Resolution during the Annual Stockholders’ General Meeting on

June 5, 2007

27

Declaration of cash dividend

-

-

-

-

-

(705,053

)

(705,053

)

Appropriation for reserve fund

-

-

-

-

14,101

(14,101

)

-

Net income for the period

-

-

-

-

-

1,445,130

1,445,130

Balance as of September 30, 2007

543,393

1,546,587

403,812

3,338

80,258

13,367,590

15,944,978

Balance as of January 1, 2008

543,393

1,546,587

403,812

6,177

80,258

13,964,503

16,544,730

Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat

Finance Company B.V. and Indosat International Finance

Company B.V. from euro, and Indosat Singapore Pte. Ltd.

from U.S. dollar to rupiah - net of (plus) applicable income tax expense (benefit) of (Rp225), (Rp217) and Rp57, respectively

2b

-

-

-

(897)

-

-

(897)

Resolution during the Annual Stockholders’ General Meeting on

June 5, 2008

27

Declaration of cash dividend

-

-

-

-

-

(1,021,037

)

(1,021,037

)

Appropriation for reserve fund

-

-

-

-

20,420

 (20,420

)

-

Net income for the period

-

-

-

-

-

1,473,115

1,473,115

Balance as of September 30, 2008

543,393

1,546,587

403,812

5,280

100,678

14,396,161

16,995,911

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar)

2008

Notes

2007

2008

(Note 3)

______________

RpRpUS$

CASH FLOWS FROM OPERATING

ACTIVITIES

Cash received from:

Customers

12,036,908

13,707,586

1,453,615

Interest income

147,539

311,348

33,017

Refund of taxes

6

194,656

271,321

28,772

Income from early termination of

currency forward contract

3,702

-

-

Cash paid to/for:

Employees, suppliers and others

(5,351,393

)

(7,669,637)

(813,323)

Financing cost

(912,613

)

              (1,362,854)

(144,523)

Taxes

(312,935

)

(690,455)

(73,219)

Swap cost from cross currency

swap contracts

28a, 28c-k

(57,600

)

(58,925

)(6,249)

Swap income (expense) from interest

rate swap contracts

28w, 28x-y

1,386

      (2,432)

(258)

Net Cash Provided by Operating

Activities

5,749,650

4,505,952

477,832

CASH FLOWS FROM INVESTING

ACTIVITIES

Dividend income received from

long-term investment

8

40,105

17,753

1,883

Proceeds from sale of short-term

investment

-

1,250

133

Proceeds from sale of property

and equipment

9

346

1,131

120

Acquisitions of property and

equipment

             9

 (4,541,708)

(6,180,259)

                (655,383)

Acquisition of intangible assets

            10

-

(8,508)

                       (902)

Capital contribution by minority interest

in a subsidiary

1d

47,684

-

-

Increase in long-term advances for purchase

of property and equipment

(794,006)

-

-

Net Cash Used in Investing Activities

(5,247,579

)

(6,168,633)

                (654,149)

CASH FLOWS FROM FINANCING

ACTIVITIES

Proceeds from long-term loans

15

2,050,863

1,946,570

206,423

Proceeds from bonds payable

16

3,000,000

1,650,000

174,974

Settlement from derivative contracts

28b

-

109,099

11,569

Decrease (increase) in restricted cash

    and cash equivalents

(6,385

)

2,891

306

Repayment of bonds payable

16

-

(1,947,801

)

(206,554)

Cash dividend paid by the Company

(705,053)

(1,021,037)

(108,275)

Repayment of long-term loans

15

(1,328,946)

                (448,556

)

            (47,567)

Swap cost from cross currency swap

contract

28b

 (31,331)

(29,244)

(3,101)

Cash dividend paid by subsidiaries to

minority interest

(9,795)

(5,563)

(590)

Net Cash Provided by

Financing Activities

2,969,353

256,359

27,185

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar)

2008

Notes

2007

2008

(Note 3)

______________

RpRpUS$

NET INCREASE (DECREASE) IN CASH

AND CASH EQUIVALENTS

3,471,424

(1,406,322

)

(149,132)

CASH AND CASH EQUIVALENTS

AT BEGINNING OF PERIOD

2,807,260

8,053,006

853,977

BEGINNING BALANCE OF CASH AND

CASH EQUIVALENTS OF ACQUIRED

SUBSIDIARY

25,253

-

-

CASH AND CASH EQUIVALENTS

AT END OF PERIOD

4

6,303,937

6,646,684

704,845

DETAILS OF CASH AND CASH EQUIVALENTS:

Time deposits with original maturities of

three months or less

6,071,521

6,368,291

675,323

Cash on hand and in banks

232,416

278,393

29,522

Cash and cash equivalents as stated in the

consolidated balance sheets

6,303,937

6,646,684

704,845

SUPPLEMENTAL CASH FLOW INFORMATION:

Transactions not affecting cash flows:

Acquisitions of property and

equipment credited to:

Loans payable

-

1,326,599

140,679

Procurement payables

1,211,271

97,912

10,383

Other non-current liabilities

-

36,613

3,883

Long-term advance

-

36,301

3,850

Unpaid dividend

   4,412

       4,435

        470

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 109 dated July 14, 2008 of Sutjipto, S.H. in order to comply with the Indonesian Corporate Law No. 40 of 2007, to strengthen the implementation of good corporate governance in the Company and to accommodate the Company’s business. The latest amendment of the Company’s Articles of Association has been reported to and approved by the Ministry of Law and Human Rights of the Republic of Indonesia based on its letter No. AHU-48398.AH.01.02 dated August 6, 2008.

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training (both locally and overseas)

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government of the Republic of Indonesia.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the MOC regarding the Commencement of Restructuring of the Telecommunications Sector, the Company should pay to the Government of the Republic of Indonesia the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government of the Republic of Indonesia which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”), whereby the Government of the Republic of Indonesia agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of the above exclusivity rights.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

The following are operating licenses obtained by the Company:

License No.	Date Issued	Issuing Body	Period of License	Description
KP.68/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide GSM cellular mobile network (including its basic telephony services), which was amended by License No. 102/KEP/ M.KOMINFO/10/2006
KP.69/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide closed fixed communications network (e.g., VSAT, frame relay, etc.)
KP.203/Thn 2004	May 21, 2004	MOC	Evaluated every 5 years	Operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services
19/KEP/M.KOMINFO/02/2006 and 29/KEP/M.KOMINFO/03/2006	February 14, 2006 and March 27, 2006	Ministry of Communications and Information and Technology (“MOCIT”)	10 years

Determination of the winner and operating license for IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (a third generation [“3G”] mobile communications technology) for 1 block (2 x 5 Mhz) of frequency (*)

102/KEP/M.KOMINFO/10/2006	October 11, 2006	MOCIT	Evaluated every year	Amendment of operating License No. 68/Thn 2004 dated March 15, 2004 to include the rights and obligations of 3G services
181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility
162/KEP/M.KOMINFO/05/2007	May 2, 2007	MOCIT	-	Temporary use of channel 548 for Local Fixed Wireless Network Services with Limited Mobility until December 2007 with obligation to pay radio frequency fee for one year (**)
01/DIRJEN/2008	January 7, 2008	Directorate General of Post and Telecommunications (“DGPT”)	Evaluated every 5 years	Operating license as internet service provider
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for internet interconnection services (Network Access Point/NAP), which replaces the previous license given to Satelindo
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for telephony internet services which replaces the previous License No. 823/DIRJEN/2002 for VoIP with national coverage that expired in 2007

(*)

As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged, among others, to pay upfront fee of Rp320,000 (Note 2k) and radio frequency fee.

(**)

The Company cancelled its plan to use channel 548 due to technical issues during the migration process. The Company informed the DGPT about this matter through its letter No. 1114/I00-ICO/REL/07 dated December 27, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On January 9, 2008, based on letter No.10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of payment. The Company was also appointed as a special principal and technical acquirer for such prepaid cards.

On March 17, 2008, MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunication Towers. Based on this Decree, the construction of telecommunication towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunication provider or tower provider which owns telecommunication towers is obligated to allow other telecommunication operators to utilize its telecommunication towers without any discrimination. The Decree also mandated that each of the tower contractor, provider and owner be 100% locally-owned companies.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Indonesia Stock Exchange (new entity after the merger of Jakarta Stock Exchange and Surabaya Stock Exchange in November 2007) since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

As of September 30, 2008, the Companies’ outstanding bonds issued to the public are as follows:

Bond	Effective Date	Registered with and Traded on
1. Second Indosat Bonds series B in Year 2002 with Fixed Rate	November 6, 2002	Indonesia Stock Exchange
2. Third Indosat Bonds in Year 2003 with Fixed Rates	October 15, 2003	Indonesia Stock Exchange
3. Guaranteed Notes Due 2010	November 5, 2003	Luxembourg Stock Exchange and Singapore Exchange Securities Trading Limited
4. Fourth Indosat Bonds in Year 2005 with Fixed Rate	June 21, 2005	Indonesia Stock Exchange
5. Indosat Syari’ah Ijarah Bonds in Year 2005	June 21, 2005	Indonesia Stock Exchange
6. Guaranteed Notes Due 2012	June 22, 2005	Singapore Exchange Securities Trading Limited
7. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange
8. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
9. Sixth Indosat Bonds in Year 2008 with Fixed Rates	April 9, 2008	Indonesia Stock Exchange
10. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

2.

c.

Employees, Directors, Commissioners and Audit Committee

Based on a resolution at each of the (i) Annual Stockholders’ General Meeting held on June 5, 2007 which is notarized under Deed No. 11 of Aulia Taufani, S.H (as a substitute notary of Sutjipto, S.H) on the same date, (ii) Annual Stockholders’ General Meeting held on June 5, 2008 which is notarized under Deed No. 29 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H) on the same date and (iii) Extraordinary Stockholders’ Meeting held on August 25, 2008 which is notarized under Deed No. 343 of Aulia Taufani, S.H (as a substitute notary of Sutjipto, S.H) on the same date, the composition of the Company’s Board of Commissioners and Board of Directors as of September 30, 2007 and 2008, respectively, is as follows:

2007

2008

President Commissioner

Peter Seah Lim Huat

Sheikh Abdulla Mohammed

    S.A Al-Thani

Commissioner

Sio Tat Hiang

Dr. Nasser Mohd. A. Marafih

Commissioner

Sum Soon Lim

Rachmad Gobel

Commissioner

Sheikh Mohammed Bin

Sheikh Mohammed Bin

Suhaim Hamad  Al-Thani

Suhaim Hamad  Al-Thani

Commissioner

Lee Theng Kiat

Jarman

Commissioner

Roes Aryawijaya

Rionald Silaban

Commissioner

Setyanto P. Santosa

Setyanto P. Santosa*

Commissioner

Lim Ah Doo*

Michael Francis Latimer*

Commissioner

Setio Anggoro Dewo*

Thia Peng Heok George*

Commissioner

Soeprapto S. IP*

Soeprapto S. IP*

*

Independent commissioner

2007 and 2008

President Director

Johnny Swandi Sjam

Deputy President Director

Kaizad Bomi Heerjee

Finance DirectorWong Heang Tuck

Corporate Services Director

Wahyu Wijayadi

Information Technology Director

Roy Kannan

Jabotabek and Corporate Sales Director

     Fadzri Sentosa

Regional Sales Director

Syakieb A. Sungkar

Marketing Director

Guntur S. Siboro

Network Director

Raymond Tan  Kim Meng

`

The composition of the Company’s Audit Committee as of September 30, 2007 and 2008 is as follows:

2007

2008

Chairman

Lim Ah Doo

Thia Peng Heok George

Member

Setio Anggoro Dewo

Michael Francis Latimer

Member

Soeprapto S. IP

Soeprapto S. IP

Member

Achmad Rivai

Rusdy Daryono

Member

Achmad Fuad Lubis

Unggul Saut Marupa

      Tampubolon

The Company and subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 7,689 and 7,677 employees, including non-permanent employees, as of     September 30, 2007 and 2008, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries

As of September 30, 2007 and 2008, the Company has direct and indirect ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
				2007 and 2008
Indosat Finance Company B.V. (“IFB”)	Amsterdam	Finance	2003	100.00
Indosat International Finance Company B.V. (“IIFB”)	Amsterdam	Finance	2005	100.00
Indosat Singapore Pte. Ltd. (“ISP”)	Singapore	Telecommunication	2005	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85
PT Satelindo Multi Media (“SMM”) (1)	Jakarta	Multimedia	1999	99.60
PT Aplikanusa Lintasarta (“Lintasarta”) (2)	Jakarta	Data Communication	1989	72.36
PT Starone Mitra Telekomunikasi (“SMT”)	Semarang	Telecommunication	2006	55.36
PT Artajasa Pembayaran Elektronis (“APE”)	Jakarta	Telecommunication	2000	39.80

	Total Assets (Before Eliminations)
Name of Subsidiary	2007	2008
IFB	2,854,424	2,314,827
IIFB	2,356,137	1,083,226
ISP	8,332	15,290
IMM	641,845	778,117
SMM (1)	10,690	10,690
Lintasarta (2)	1,010,725	1,251,416
SMT	170,297	164,203
APE	92,167	138,672

 (1)

Based on a circular shareholders’ resolution of SMM, SMM would be subject to liquidation effective May 5, 2006. As of September 30, 2008, such liquidation has not yet been finalized.

 (2)

Refer to Note 16 on conversion of Lintasarta’s Convertible Bonds in June 2007.

SMT was established on June 15, 2006 in Semarang, Central Java, by the Company,
PT Sarana Pembangunan Jawa Tengah, PT Dawamiba Engineering and PT Trikomsel Multimedia to engage in construction and operation of fixed wireless access network using Code Division Multiple Access (CDMA) 2000-1x technology for Central Java and its surrounding areas.

Based on an amendment dated August 23, 2006 to SMT’s Articles of Association, in August 2006 the Company contributed Rp5,779 cash as part of the capital of SMT. SMT started its business operations in January 2007.

Furthermore, based on the latest amendment dated April 24, 2007 to SMT’s Articles of Association, in May 2007 the Company made additional cash capital injection amounting to Rp49,728 and in-kind contribution of Rp45,523 in the form of telecommunications equipment. Based on such Articles of Association, the Company has 51.00% ownership in SMT. However, one of the stockholders decided not to make its capital injection as required. As a result, the Company’s ownership increased to 55.36%. This increase was approved by SMT’s stockholders based on the minutes of a stockholders’ meeting held on July 30, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, PT Satelit Palapa Indonesia (“Satelindo”), PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Companies conform with generally accepted accounting principles in Indonesia. The significant accounting policies applied consistently in the preparation of the consolidated financial statements for the nine months ended September 30, 2007 and 2008 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for inventories which are stated at the lower of cost or net realizable value, derivative instruments which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries (Note 1d).

Effective May 16, 2007, the net assets of SMT were consolidated as a result of the Company’s effective ownership of 55.36% (Note 1d), while prior to May 16, 2007, the investment in SMT was accounted for using the cost method.

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2007 and 2008 were consolidated because its financial and operating policies were controlled by Lintasarta.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation (continued)

The accounts of IFB, IIFB and ISP were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB, IIFB and ISP are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

c.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for long-term debts, Letter of Credit facilities, bank guarantees and time deposits with original maturities of more than three months are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets - Others”.

d.

Short-term Investments

•

Mutual fund

Mutual fund, which is classified as trading security under Statement of Financial Accounting Standards (“SAK”) 50, “Accounting for Investments in Certain Securities”, is stated at its net assets value at balance sheet date. Unrealized gain or loss from the changes in net assets value at balance sheet date is credited (charged) to current operations.

•

Time deposits with original maturities of more than three months at the time of placement are recorded at historical value.

e.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

f.

Inventories

Inventories, which mainly consist of SIM cards, starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the moving-average method.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.

Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

h.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over fifteen years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value, in accordance with SAK 50.

i.

Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

In accordance with SAK 16 (Revised 2007), the Company regrouped certain property and equipment starting January 1, 2008 based on its periodic review and assessment of the economic useful lives of the assets. The remaining useful lives under the new groupings were adjusted accordingly. The effect of the change in the groupings on depreciation expense is not material. Below are the estimated useful lives (in years) prior to and starting January 1, 2008.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Property and Equipment (continued)

Prior to

Starting

January 1, 2008

January 1, 2008

Buildings

15 to 20

20

Submarine cables (*)

12

-

Earth stations (*)

10

-

Inland link (*)

15

-

Switching equipment (**)

 10

-

Telecommunications peripherals (***)

5

-

Information technology equipment

3 to 5

3 to 5

Office equipment

5

3 to 5

Building and leasehold improvements

5

3 to 15

Vehicles

5

5

Cellular technical equipment

  10 to 15

10

Satellite technical equipment (*)

12

-

Transmission and cross-connection equipment

12

10 to 15

Fixed Wireless Access (“FWA”) technical equipment

10

10

Operation and maintenance center and

measurement unit

-

3 to 5

Fixed access network equipment

-

10

(*)

This classification has been regrouped into transmission and cross-connection equipment. There is no change in estimated useful lives.

(**)

This account has been renamed as fixed access network equipment and some items in this group were reclassified into cellular technical equipment, and operation and maintenance center and measurement unit. The remaining useful lives were adjusted accordingly.

(***)

This account has been renamed as operation and maintenance center and measurement unit. Some items in this group were reclassified into information technology equipment, office equipment, building and improvements, cellular technical equipment, transmission and cross-connection equipment, and fixed access network equipment. The remaining useful lives were adjusted accordingly.

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance the asset condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are recognized in the consolidated statement of income for the period.

Properties under construction and installation are stated at cost. All borrowing costs, which include interest, amortization of ancillary costs (Notes 15e and 15h) and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

j.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over 15 years.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Customer base

-  Prepaid

6

-  Post-paid

5

Spectrum license

5

Brand

8

Upfront fee in connection with the license to use 2.1 GHz radio frequency bandwidth (Note 1a) is amortized using the straight-line method over 10 years.

Software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years.

The Company reviews the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

l.

Debt and Bonds Issuance Costs

Expenses incurred in connection with the issuance of debt and bonds are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the debt or bonds is recognized as premium or discount that should be amortized over the term of the debt or bonds.

m.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

n.

Revenue and Expense Recognition

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

MIDI

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Internet

Revenues arising from installation service are recognized at the time the installations are placed in service. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

International Calls

Revenues from outgoing international call  traffic are recognized on the basis of the actual recorded traffic for the period and are reported on a net basis, after allocations to overseas international carriers.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 31) are reported on a net basis, after interconnection expenses/charges. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 30), are reported on a gross basis, before interconnection expenses/charges (Note 20). These interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

In 2007, the Companies entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 31). Under the new scheme, operating revenues for interconnection services are reported on a gross basis starting 2007. The interconnection expenses/charges (Note 20) are accounted for as operating expenses in the period these are incurred.

Expenses

Expenses are recognized when incurred.

o.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

p.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. Past service cost is recognized over the estimated average remaining service periods of the employees.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g., paid annual leave, paid sick leave) and long-term (e.g., long-service leave, post-employment medical benefits).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Derivatives

The Company enters into and engages in cross currency swap, interest rate swap and currency forward contracts/transactions for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The Company applies SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”.  SAK 55 (Revised 1999) sets forth the accounting and reporting standards for derivative transactions and hedging activities, which require that every derivative instrument (including embedded derivatives) be recognized as either asset or liability based on the fair value of each contract. Fair value is a computation of present value by using data and assumptions which are commonly used. Based on the specific requirements for hedge accounting under SAK 55 (Revised 1999), the Company’s instruments do not qualify and are not designated as hedge activities for accounting purposes. The changes in the fair value of such derivative instruments are recorded directly as a charge or credit to current operations.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the balance sheet which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income and termination cost or income are charged or credited to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

The gain (loss) from the settlement of currency forward contracts is credited or charged to “Gain (Loss) on Foreign Exchange - Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

r.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For September 30, 2007 and 2008, the foreign exchange rates used (in full amounts) were Rp9,137 and Rp9,430, respectively, the prevailing exchange rates as of the balance sheet dates.

s.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.

Income Tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

t.

Segment Reporting

The Companies follow SAK 5 (Revised 2000), “Segment Reporting”, in the presentation of segment reporting in their financial statements. SAK 5 (Revised 2000) provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 34.

u.

Basic Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period (Note 26).

Basic earnings per ADS is computed by multiplying basic earnings per share by 50, which is equal to the number of shares per ADS.

v.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into U.S. dollar (US$) are included solely for the convenience of the readers, using the prevailing rate of Rp9,430 to US$1 (in full amounts) as of the balance sheet date. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2007

2008

Cash on hand

Rupiah

1,558

1,564

  Cash in banks

Related parties (Note 25)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

14,549

35,993

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

1,278

13,103

PT Bank Pembangunan Daerah DKI Jakarta

2,058

3,077

PT Bank Syariah Mandiri (“Mandiri Syariah”)

2,319

1,361

PT Bank Pembangunan Daerah Yogyakarta (“BPD -DIY”)

1,033

253

PT Bank Danamon Indonesia Tbk (“Danamon”)*

3,288

-

Others (each below Rp1,000)

1,867

2,247

U.S. dollar

Mandiri (US$1,199 in 2007 and US$305 in 2008)

10,951

2,876

BNI (US$12 in 2007 and US$68 in 2008)

112

647

Niaga (US$25)

-

232

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

35,740

72,072

Deutsche Bank AG, Jakarta Branch (“DB”)

11,396

14,549

The Hongkong and Shanghai Banking Corp. Ltd., (“HSBC”)

Jakarta Branch

1,334

8,550

PT Bank Niaga Tbk (“Niaga”)

2,213

7,583

PT Bank Internasional Indonesia Tbk (“BII”)*

-

4,457

PT Bank Mega Tbk (“Mega”)

3,307

2,524

PT Bank Bukopin Tbk (“Bukopin”)

3,757

2,460

PT Bank Permata Tbk (”Bank Permata”)

1,499

1,344

Danamon*

-

1,219

PT Bank Lippo

-

1,177

Citibank N.A., Jakarta Branch

27,180

1,120

Others (each below Rp1,000)

1,553

644

U.S. dollar

Fortis Bank, The Netherlands (US$5,960 in 2007 and

US$6,707 in 2008)

54,455

63,247

DB (US$2,835 in 2007 and US$2,196 in 2008)

25,903

20,708

Citibank N.A., Singapore Branch (US$478 in 2007 and

US$972 in 2008)

4,371

9,170

Citibank N.A., Jakarta Branch (US$1,835 in 2007 and

US$563 in 2008)

16,770

5,306

* no longer related parties since June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2007

2008

Cash in banks (continued)

Third parties (continued)

U.S. dollar

Bukopin (US$216 in 2007 and US$83 in 2008)

1,973

786

Others (US$214 in 2007 and US$13 in 2008)

1,952

124

230,858

276,829

Time deposits

Related parties (Note 25)

Rupiah

PT Bank Rakyat Indonesia (Persero) Tbk

735,000

705,000

Mandiri Syariah

354,000

501,000

PT Bank Tabungan Negara (Persero) (“BTN”)

264,000

467,400

Mandiri

1,167,985

229,400

BNI

54,515

59,060

PT Bank Pembangunan Daerah Jawa Tengah

20,000

5,000

BPD-DIY

1,000

1,000

Danamon*

157,900

-

PT Bank DBS Indonesia (“DBS”)*

50,000

-

PT Bank Pembangunan Daerah Sulawesi Utara

1,000

-

U.S. dollar

BNI (US$15,000 in 2007 and US$40,000

 in 2008)

137,055

377,200

Mandiri (US$1,664 in 2007 and US$32,117 in 2008)

15,202

302,859

BRI (US$20,000)

-

188,600

DBS* (US$45,000)

411,165

-

BTN (US$10,000)

91,370

-

Danamon* (US$5,000)

45,685

-

Third parties

Rupiah

Bukopin

266,750

716,800

Niaga

300,000

557,000

Danamon*

-

327,800

DBS*

-

300,000

DB

436,183

254,194

PT Bank Muamalat Indonesia Tbk (“Muamalat”)

50,000

250,000

Bank Tabungan Pensiunan Nasional

-

16,000

Mega

2,801

11,500

Bank Permata Syariah

-

5,000

Citibank

-

3,190

PT Bank Syariah Mega Indonesia

2,000

2,000

BCA

202,250

-

Others

1,006

10,206

* no longer related parties since June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2007

2008

Time deposits (continued)

Third parties (continued)

U.S. dollar

Niaga (US$29,300 in 2007 and US$47,000 in 2008)

267,714

443,210

Muamalat (US$35,000 in 2007 and US$35,000 in 2008)

319,795

330,050

     DB (US$33,488 in 2007 and US$32,325 in 2008)

305,980

304,822

Standard Chartered Bank (US$25,000)

228,425

-

Citibank N.A., Jakarta Branch (US$15,000)

137,055

-

Bukopin (US$5,000)

45,685

-

6,071,521

6,368,291

Total

6,303,937

6,646,684

Time deposits denominated in rupiah earned interest at annual rates ranging from 2.50% to 11.40% in 2007 and from 2.25% to 13.00% in 2008, while those denominated in U.S. dollar earned interest at annual rates ranging from 1.50% to 5.38% in 2007 and from 1.25% to 5.50% in 2008.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

2007

2008

Related parties (Note 25)

Telkom (including US$511 in 2007 and US$274 in 2008)

32,312

23,123

Others (including US$19,232 in 2007 and US$7,217 in 2008)

248,599

152,679

Total

280,911

175,802

Less allowance for doubtful accounts

83,898

81,923

Net

197,013

93,879

Third parties:

Overseas international carriers (including US$79,882 in 2007 and US$78,639 in 2008)

740,533

743,682

Local companies (including US$20,130 in 2007 and US$24,740

in 2008)

330,566

536,714

Post-paid subscribers from:

Cellular

215,061

234,254

Fixed lines

29,687

24,229

Fixed wireless

17,622

17,284

Total

1,333,469

1,556,163

Less allowance for doubtful accounts

295,199

406,411

Net

1,038,270

1,149,752

Total

1,235,283

1,243,631

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The aging schedule of the accounts receivable - trade is as follows:

2007

2008

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Related parties

0 - 6 months

148,123

52.73

95,112

54.10

7 - 12 months

64,030

22.79

16,509

9.39

13 - 24 months

13,075

4.66

7,389

4.20

Over 24 months

55,683

19.82

56,792

32.31

Total

280,911

100.00

175,802

100.00

Third parties

0 - 6 months

688,710

51.65

879,710

56.53

7 - 12 months

343,030

25.72

185,598

11.93

13 - 24 months

129,955

9.75

253,995

16.32

Over 24 months

171,774

12.88

236,860

15.22

Total

1,333,469

100.00

1,556,163

100.00

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade are as follows:

2007

2008

Related parties

Balance at beginning of period

141,263

88,342

Provision (reversal)

255

(4,573)

Net effect of foreign exchange adjustment

652

(1,825)

Write-off

(58,272

)

                (21)

Balance at end of period

83,898

81,923

Third parties

Balance at beginning of period

423,730

326,142

Provision

81,364

92,501

Net effect of foreign exchange adjustment

2,935

600

Write-off

(212,830)

(12,832)

Balance at end of period

295,199

406,411

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

As of September 30, 2008, approximately 6.07% of accounts receivable - trade are pledged as collateral to long-term bank loans obtained by Lintasarta (Note 15).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

PREPAID TAXES

This account consists of the following:

2007

2008

Claims for tax refund

673,165

329,491

Value Added Tax (“VAT”)

109,278

171,043

Others

21,619

15,140

Total

804,062

515,674

Claims for tax refund as of September 30, 2007 and 2008 mainly consist of the Company’s corporate income tax for fiscal years 2004, 2005 and 2006.

On December 4, 2006, the Company received assessment letter on tax overpayment (“SKPLB”) from the Directorate General of Taxation (“DGT”) for the Company’s 2004 corporate income tax amounting to Rp199,552. On April 12, 2007, the Company received the refund of the tax overpayment amounting to Rp130,813 after offsetting the assessment letters on tax underpayment (“SKPKBs”) for the Company’s VAT for the periods January - March 2004 and August - October 2004, and income tax articles 23 and 26 for the fiscal year 2004, including penalties and interest (Note 13).

On March 27, 2007, the Company received SKPLBs from the DGT advising the Company of its approval to refund the overpayment of 2005 corporate income tax and VAT amounting to Rp135,766 and Rp39,052, respectively, which amounts are lower than those recognized by the Company in its financial statements. The Company accepted partially the corrections on the 2005 corporate income tax and all of the corrections on the VAT, totalling Rp5,375 and charged them to current operations in 2007. On May 16, 2007, the Company received the refund amounting to Rp63,843 after offsetting the SKPKBs for the Company’s income tax articles 23 and 26 for fiscal year 2005, including penalties and interest (Note 13) and the tax collection letters (“STPs”) for other income taxes. On June 22, 2007, the Company filed an objection letter to the Tax Office regarding the remaining tax corrections on the 2005 corporate income tax (Note 13).

On March 17, 2008, the Company received the tax refund from the Tax Office amounting to Rp25,440 as the Company’s objection on income tax article 23 for fiscal year 2005 was accepted by the Tax Office (Note 13).

On May 27, 2008, the Company received the Decision Letter No. KEP-230/WPJ.19/BD.05/2008 from the DGT which partially accepted the Company’s objection on the remaining tax corrections on 2005 corporate income amounting to Rp2,725. On July 17, 2008, the Company received the tax refund amounting to Rp1,785 after offsetting the additional tax correction on income tax article 26 for fiscal year 2005 (Note 13). On August 21, 2008 the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining tax objection on the 2005 corporate income tax. As of September 30, 2008, the Company has not yet received any decision from the Tax Court for such appeal.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

PREPAID TAXES (continued)

On June 20, 2008, the Company received SKPLBs from the DGT advising the Company of its approval to refund the overpayment of 2006 corporate income tax and VAT amounting to Rp232,439 and Rp11,657, respectively, which amounts are lower than those recognized by the Company in its financial statements. The Company accepted partially the corrections on the 2006 corporate income tax and all of the corrections on the VAT, totalling Rp9,168, and charged them to current operations in 2008. On July 21, 2008, the Company received the refund of the 2006 tax overpayment for corporate income tax and VAT amounting to Rp232,439 and Rp11,657, respectively. On September 15, 2008, the Company submitted an objection letter to the DGT for the remaining tax corrections on the Company’s 2006 corporate income tax. As of September 30, 2008, the Company has not yet received any decision from DGT for such objection.

7.

INVESTMENTS IN ASSOCIATED COMPANIES

As of September 30, 2007 and 2008, this account consists of the following investments which are accounted for under the equity method:

 Company’s

  Portion of

Accumulated

   Equity in

Undistributed

 Net Income

  (Loss) of

Associated      Carrying     Location             Principal Activity     Ownership (%)CostCompanies       Value

 2007

PT Multi Media Asia Indonesia

Indonesia

Satellite-based

telecommunication

26.67

56,512

(212

)

56,300

PT Swadharma Marga Inforindo

Indonesia

Property rental

20.00

100

186

286

Total

56,612

(26

)

56,586

Less allowance for decline in value

56,300

Net

286

 2008

PT Multi Media Asia Indonesia

Indonesia

Satellite-based

telecommunication

26.67

56,512

(212

)

56,300

PT Swadharma Marga Inforindo

Indonesia

Property rental

20.00

100

186

286

PT Lintas Media Danawa *

Indonesia

Information and

communication services

35.00

700

-

700

Total

57,312

(26

)

57,286

Less allowance for decline in value

56,300

Net

986

*

PT Lintas Media Danawa (“LMD”) is an associated company of Lintasarta, where LIntasarta has 35% ownership. LMD was established on        July 28, 2008 to engage in information and communication services, such as data center services, e-learning and distant learning for public education services, content services based on Internet Protocol (e.g  IPTV,  internet game and internet payment gateway).

The Company believes that the allowance for decline in value amounting to Rp56,300 as of September 30, 2007 and 2008 is adequate to cover probable losses on the above investments.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

8.

OTHER LONG-TERM INVESTMENTS

As of September 30, 2007 and 2008, this account consists of the following:

Investments in shares of stock accounted for under

the cost method - net

2,631

Equity securities which are available-for-sale*

99

Total

2,730

* consist of BNI and Telkom amounting to Rp89 and Rp10, respectively

Investments in shares of stock which are accounted for under the cost method:

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk (formerly PT Broadband Multimedia Tbk or “BM”)*	Indonesia	Cable television and internet network service provider	2.29	50,000
ICO Global Communication (Holdings) Limited	Bahamas	Satellite service	0.0087	49,977
Asean Cableship Pte. Ltd. (“ACPL”)**	Singapore	Repair and maintenance of submarine cables	16.67	1,265
Others			12.80 -14.29	1,366
Total				102,608
Less allowance for decline in value				99,977
Net				2,631

*

On February 5, 2007, the Company's ownership in BM was diluted to 2.29% since the Company did not exercise its pre-emptive right in relation to a Rights Issue conducted by BM.

**

On March 13 and April 30, 2007, the Company received dividend income from its investment in ACPL totalling US$3,283 (equivalent to Rp29,996), while on April 1, 2008, the Company received dividend income from its investment in ACPL amounting to US$1,930 (equivalent to Rp17,753).

The Companies provided allowance for decline in value of their investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of  September 30, 2007 and 2008, which the Companies believe is adequate to cover probable losses on the investments.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2007

Transactions during the Period

      Balance

Balance

  at Beginning

Acquired

 at End

    of Period

        Additions

    Deductions

  Reclassifications

Subsidiaryof Period

Carrying Value

Landrights

400,597

-

-

24,062

1,000

425,659

Buildings

456,091

641

-

18,466

1,213476,411

Submarine cables

885,344

-

65,397

70,616

-

890,563

Earth stations

125,347

-

-

448

-125,795

Inland link

857,946

-

-

596,017

-1,453,963

Switching equipment

375,231

-

-

6,863

-382,094

Telecommunications

peripherals

2,130,835

110,659

1,570

40,718

-2,280,642

Information technology

equipment

1,080,576

3,210

6,301

269,319

7611,347,565

Office equipment

1,544,897

68,017

948

83,699

-1,695,665

Building and leasehold

 improvements

1,432,521

1,724

1,502

43,004

6,5641,482,311

Vehicles

17,498

2,695

-

-

-20,193

Cellular technical

equipment

25,797,738

-

190,527

2,395,221

-28,002,432

Satellite technical

equipment

1,290,575

-

-

9,313

-1,299,888

Transmission and cross-

connection equipment

479,020

-

-

3,294

-

482,314

FWA technical equipment

539,633

37,200

-

100,500

-677,333

Properties under

construction and

installation

4,291,429

5,528,835

-

(3,661,540

)1,0386,159,762

Total

41,705,278

5,752,981

266,245

-

10,57647,202,590

Accumulated Depreciation

Buildings

222,353

19,544

-

-

20241,917

Submarine cables

525,191

68,041

65,361

-

-527,871

Earth stations

118,237

3,393

-

-

-121,630

Inland link

148,869

 69,250

-

-

-218,119

Switching equipment

258,697

26,608

-

-

-285,305

Telecommunications

peripherals

1,364,343

197,594

1,570

-

-1,560,367

Information technology

equipment

793,366

121,337

6,301

-

23908,425

Office equipment

830,332

148,829

947

-

-978,214

Building and leasehold

improvements

697,636

191,385

1,502

-

331887,850

Vehicles

9,987

2,155

-

-

-12,142

Cellular technical

equipment

10,382,388

1,922,523

190,525

-

-12,114,386

Satellite technical

equipment

985,512

110,167

-

-

-1,095,679

Transmission and cross -

connection equipment

212,424

14,112

-

-

-226,536

FWA technical equipment

138,684

52,952

-

-

-191,636

Total

16,688,019

2,947,890

266,206

-

37419,370,077

Less impairment in value

98,611

-

-

-

-

98,611

Net Book Value

24,918,648

27,733,902

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

2008

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

       Reclassifications

       of Period

Carrying Value

Landrights

429,101

-

-

27,840

456,941      Buildings

484,992

3,312

-31,248519,552

Submarine cables *

891,118

-

-

(891,118

)

-

Earth stations *

125,795

-

-

(125,795

)

-

Inland link

 *

1,693,228

-

-

(1,693,228

)

-

Switching equipment *

388,802

-

-

(388,802

)

-

Fixed access network equipment

-

-

-

961,433

961,433

Telecommunications peripherals *

2,397,583

-

-

(2,397,583

)

-

Operation and maintenance center

and measurement unit

-

214,169

18,439

2,570,235

2,765,965

Information technology equipment

1,389,479

248

-

446,970

1,836,697

Office equipment

1,803,259

85,104

8

(338,216

)

1,550,139

Building and leasehold

 improvements

1,584,215

3,919

-

6,711,298

8,299,432

Vehicles

20,064

3,863

2,234

69

21,762

Cellular technical equipment

29,435,912

-

-

             (8,007,852)

21,428,060

Satellite technical equipment *

1,305,388

-

-

(1,305,388)

-

Transmission and cross-

connection equipment

482,314

-

-

8,331,521

8,813,835

FWA technical equipment

722,714

520

-

   163,041

886,275

Properties under construction

and installation

8,010,903

7,366,548

-

(4,095,673

)

11,281,778

Total

51,164,867

7,677,683

20,681

-

58,821,869

Accumulated Depreciation

Buildings

248,580

18,712

-

-

267,292

Submarine cables *

550,753

7,623

-

(558,376

)

-

Earth stations *

122,460

223

-

(122,683

)

-

Inland link

 *

248,744

9,472

-

(258,216

)

-

Switching equipment  *

294,306

-

-

(294,306

)

-

Fixed access network equipment

-

57,028

-

294,306

351,334

Telecommunications peripherals *

1,628,837

-

-

(1,628,837

)

-

Operation and maintenance center

and measurement unit

-

388,079

18,415

1,628,837

1,998,501

Information technology equipment

959,706

262,351

-

-

1,222,057

Office equipment

1,034,283

124,470

3

-

1,158,750

Building and leasehold

improvements

959,729

481,587

-

-

1,441,316

Vehicles

12,269

2,385

1,410

-

13,244

Cellular technical equipment

12,850,592

1,460,812

-

-

14,311,404

Satellite technical equipment *

1,132,572

11,407

-

(1,143,979)

-

Transmission and cross-

connection equipment

231,254

439,793

-

2,083,254

2,754,301

FWA technical equipment

219,398

62,648

-

-

282,046

Total

20,493,483

3,326,590

19,828

-

23,800,245

Impairment in value

98,611

-

-

-

98,611

Net Book Value

30,572,773

          34,923,013

* This account has been regrouped or renamed by the Company (Note 2i).

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

During the nine months ended September 30, 2007 and 2008, sales of certain property and equipment were made as follows:

2007

2008

Proceeds from sales

346

1.131

Net book value

(39

)

             (853

)

Gain

307

278

Depreciation expense charged to the consolidated statements of income amounted to Rp2,947,890 and Rp3,326,590 in 2007 and 2008, respectively.

Management believes that there is no impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48 for the current period.

As of September 30, 2008, approximately 0.10% of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 15).

As of September, 2008, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$82,371 and Rp36,715,285 including insurance on the Company‘s satellite amounting to US$10,200. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of September 30, 2007 and 2008 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2007

Cellular technical equipment

20 - 99

3,590,576

  October - December 2007

Building and leasehold improvements

45 - 99

1,247,087

  October - December 2007

Transmission and cross-connection equipment

13 - 99

1,121,827

  October - December 2007

FWA technical equipment

13 - 40

100,773

  October - December 2007

Others (each below Rp50,000)

33 - 94

99,499

  October 2007 - January 2008

Total

6,159,762

2008

Cellular technical equipment

3 - 98

6,471,229

  October 2008 - June 2009

Transmission and cross-connection equipment

19 - 99

3,014,562

  October 2008 - September

2009

Building and leasehold improvements

5 - 99

1,224,753

  October 2008 - January

2009

FWA technical equipment

14 - 99

284,110

  October 2008 - June 2009

Operation and maintenance center and

     measurement unit

40 - 95

96,265

  October 2008 - March 2009

Building

50 - 80

69,616

  October 2008 - March 2009

Information technology equipment

25 - 98

53,135

  October 2008 - March 2009

Others (each below Rp50,000)

12 - 96

68,108

  October 2008- February 2009

Total

11,281,778

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

Borrowing costs capitalized to properties under construction and installation for the nine months ended September 30, 2007 and 2008 amounted to Rp17,539 and Rp86,463 , respectively.

10.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional equity interest in Lintasarta in 2005.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

The changes in the goodwill and other intangible assets account are as follows:

2007

2008

Balance at beginning of period

2,689,751

2,350,467

Additional non-integrated software

-

8,508

Amortization of goodwill

(169,880)

(169,880)

Amortization of other intangible assets

(105,971)

(59,204)

Balance at end of period

2,413,900

2,129,891

11.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction or installation of the property and equipment has reached a certain percentage of completion.

12.

PROCUREMENT PAYABLE

This account consists of payables for capital and operating expenditures procured from the following:

2007

2008

Related parties (Note 25) (including US$7,733 in 2007 and

US$977 in 2008)

171,215

83,409

Third parties (including US$302,615 in 2007 and US$409,027

in 2008)

4,408,927

6,000,795

Total

4,580,142

6,084,204

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE

This account consists of the following:

2007

2008

Estimated corporate income tax payable, less tax prepayments of Rp253,273 in 2007 and Rp351,396 in 2008

202,616

226,773

Income tax:

Article 21

22,248

46,697

Article 22

3,353

4,261

Article 23

26,080

44,287

Article 25

29,091

32,270

Article 26

8,036

26,761

VAT

2,887

9,027

Others

8,265

6,762

Total

302,576

396,838

The reconciliation between income before income tax and estimated taxable income of the Company for the nine months ended September 30, 2007 and 2008 is as follows:

2007

2008

Income before income tax per consolidated statements of income

2,069,901

2,070,716

Subsidiaries’ income before income tax and effect of

inter-company consolidation eliminations

(73,259

)

(97,776)

Income before income tax of the Company

1,996,642

1,972,940

Positive adjustments

Accrual of employee benefits - net

90,189

133,076

Provision for doubtful accounts

79,368

74,076

Donation

21,700

42,717

Provision for termination, gratuity and compensation benefits of employees

10,286

15,542

Representation and entertainment

8,221

14,498

Net periodic pension cost

4,062

9,186

Amortization of goodwill and other intangible assets

10,173

5,279

Amortization of debt and bonds issuance costs and discount

(Notes 15 and 16)

3,204

1,641

Others

49,697

37,750

Negative adjustments

Interest income already subjected to final tax

(131,745)

(342,546)

Equity in net income of investees

from subsidiaries

         (121,376)

       (130,071)

Depreciation - net

         (471,704)

       (191,290)

Write-off receivable

         (271,102)

-

Others

      (454)

-

Estimated taxable income of

the Company

1,277,161

1,642,798

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

The computation of the income tax expense for the nine months ended September 30, 2007 and  2008 is as follows:

2007

2008

Estimated taxable income of the Company

1,277,161

1,642,798

Income tax expense - current (at statutory tax rates)

Company

383,130

492,822

Subsidiaries

72,759

85,347

Total income tax expense - current

455,889

578,169

Income tax expense (benefit) - deferred

Company- effect of temporary

differences at enacted

maximum tax rate (30%)

Depreciation - net

141,511

57,387

Equity in net income of investees from subsidiaries

36,413

     39,021

Provision for doubtful accounts

 (23,810)

(22,223

)

Accrual of employee benefits - net

(27,057)

(10,048

)

Provision for termination, gratuity and compensation

benefits of employees

(3,086)

(4,662)

Net periodic pension cost

(1,219)

(2,756)

Amortization of goodwill and other intangible assets

(3,052

)

(1,584)

Amortization of debt and bonds issuance costs and

discount (Notes 15 and 16)

(961

)

(492)

Write-off receivable

81,331

-

Others

(31,689

)

(47,640)

Net

168,381

7,003

Subsidiaries

(27,302

)

(9,758)

Net income tax expense (benefit) - deferred

141,079

(2,755

)

Net income tax expense - net

596,968

575,414

The computation of the estimated income tax payable for the nine months ended September 30, 2007 and 2008 is as follows:

2007

2008

Income tax expense - current

Company

383,130

492,822

Subsidiaries

72,759

85,347

Total income tax expense - current

455,889

578,169

Less prepayments of income tax of the Company

Article 22

80,772

55,113

Article 23

33,918

4,565

Article 25

85,480

238,358

Total prepayments of income tax of the Company

200,170

298,036

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

2007

2008

Less prepayments of income tax of Subsidiaries

Article 22

499

374

Article 23

18,763

941

Article 25

33,841

52,045

Total prepayments of income tax of Subsidiaries

53,103

53,360

Total prepayments of income tax

253,273

351,396

Estimated income tax payable

Company

182,960

194,786

Subsidiaries

19,656

31,987

Total estimated income tax payable

202,616

226,773

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the income before income tax and the net income tax expense as shown in the consolidated statements of income for the nine months ended September 30, 2007 and 2008 is as follows:

2007

2008

Income before income tax per consolidated statements

of income

2,069,901

2,070,716

Income tax expense at the applicable tax rate of 30%

620,970

621,215

Company’s equity in Subsidiaries’ income before income tax

and reversal of

inter-company consolidation eliminations

38,603

38,917

Tax effect on permanent differences

Donation

6,525

12,815

Representation and entertainment

2,911

4,682

Assessment for income taxes and related penalties

-

3,132

Employee benefits

1,031

1,927

Interest income already subjected to final tax

(45,602)

(107,839)

Others

(12,422)

(5,026)

Valuation allowance adjustment

-

5,661

Adjustment due to tax audit and others

(15,048)

(70)

Income tax expense - net per consolidated

statements of income

596,968

575,414

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of September 30, 2007 and 2008 are as follows:

2007

2008

Deferred tax assets

Accrual of employee benefits - net

158,763

223,332

Allowance for doubtful accounts

113,675

144,659

Allowance for decline in value of investment in associated

company and

other long-term investments

46,883

46,883

Pension cost

25,705

29,273

Allowance for decline in value of short-term investments

7,619

7,619

Total

352,645

451,766

Deferred tax liabilities

Property and equipment

1,547,718

1,699,122

Investments in subsidiaries/associated companies - net of

amortization of goodwill and other intangible assets

207,377

231,806

Deferred debt and bonds issuance costs and discount

4,770

4,736

Difference in transactions of equity changes in associated

companies/subsidiaries

1,752

1,752

Others

2,221

3,052

Total

1,763,838

1,940,468

Deferred tax liabilities - net

1,411,193

1,488,702

The breakdown by entity of the deferred tax assets and liabilities outstanding as of September 30, 2007 and 2008 is as follows:

       2007

2008

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

1,411,193

-

1,488,702

Subsidiaries

Lintasarta

66,765

-

75,806

-

SMT

9,228

-

12,988

-

IMM

7

-

7,223

-

APE

-

931

723

-

Total

76,000

1,412,124

96,740

1,488,702

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

13.

TAXES PAYABLE (continued)

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the doubtful accounts are written off,  the  allowance for decline in value of investment in  associated  company and other long-term investments is realized upon sale of the investments, and the pension cost is paid. The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated companies, and debt and bonds issuance costs and discount.

A valuation allowance has been established for certain deferred tax assets of a subsidiary. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carryover as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. On October 13, 2006, the Company received Decision Letter No. KEP-1716/WPJ.07/BD.05/2006 from the DGT declining the Company’s appeal on the tax correction. On January 10, 2007, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction and thereafter received the decision in its favor. On July 4, 2008, the Company received Decision Letter No. KEP-00080/WPJ.19/KP.0303/2008 from the Tax Court accepting the Company’s objection on the tax correction of 2003 corporate income tax.

On December 4, 2006, the Company received SKPKB/STP from the DGT for the Company’s  VAT for the periods January - March 2004 and August - October 2004 totalling Rp8,238 (including penalties and interest) and income tax articles 23 and 26 amounting to Rp8 and Rp60,493 (including penalties and interest), respectively, for fiscal year 2004 (Note 6). The Company accepted the SKPKB for income tax article 23 and VAT. On February 28, 2007, the Company submitted an objection letter to the Tax Office regarding the tax correction on income tax article 26. On February 18, 2008, the Company received Decision Letter No. KEP-0067/WPJ.19/BD.05/2008 from the DGT declining the Company’s appeal on the tax correction on income tax article 26 for fiscal year 2004. On May 14, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction.

On March 27, 2007, the Company received SKPKBs from the DGT for the Company’s income tax articles 23 and 26 amounting to Rp28,479 and Rp82,126 (including penalties and interest), respectively, for fiscal year 2005 (Note 6). The Company accepted a part of the tax correction of income tax article 23 amounting to Rp3,039 which was charged to operations in 2007. On June 22, 2007 and June 11, 2007, the Company submitted its objection letters to the Tax Office regarding the SKPKBs for income tax article 23 for the remaining tax corrections and article 26, respectively. On February 28, 2008, the Company received Decision Letter No. KEP-076/WPJ.19/BD.05/2008 from the DGT accepting the Company’s objection to the tax correction on income tax article 23 for fiscal year 2005 (Note 6). On June 4, 2008, the Company received Decision Letter No. 261/WPJ.19/BD.05/2008 from the DGT declining the Company’s objection to the tax correction on the 2005 income tax article 26. In addition, based on such Decision Letter, the Company was also charged for additional tax correction on income tax article 26 amounting to Rp940 (Note 6). On September 2, 2008, the Company submitted an an appeal letter to the Tax Court concerning the Company’s objection to the tax correction on the 2005 income tax article 26.

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investments in domestic subsidiaries as the Company believes that for certain subsidiaries the investments will be recovered through, among others, the sale of the shares which is a taxable transaction, and for other subsidiaries, the differences will be deductible from ordinary income as a result of a merger.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

The tax losses carryover of SMM and SMT as of September 30, 2008 can be carried forward through 2013 based on the following schedule:

Year of Expiration

Amount

2009

2,035

2010

1,885

2011

14,191

2012

30,204

2013

18,869

Total

67,184

14.

ACCRUED EXPENSES

This account consists of the following:

2007

2008

Network repairs and maintenance

254,234

331,909

Interest

333,295

309,780

Radio frequency fee

212,251

255,592

Marketing

134,041

180,279

Employee benefits

235,259

149,864

Concession fee

39,353

45,757

Consultancy fees

51,404

38,157

Universal Service Obligation (“USO”)

30,935

37,968

Rental

12,330

34,225

Outsourcing

12,452

29,858

Utilities

5,535

10,395

Others

71,433

110,975

Total

1,392,522

1,534,759

15.

LOANS PAYABLE

This account consists of the following:

2007

2008

Related parties

Mandiri - net of unamortized debt issuance cost of Rp4,146

795,000

1,795,854

Third parties - net of unamortized debt issuance cost of Rp6,178 in 2007 and Rp240,245 in 2008; and unamortized debt discount of

Rp38,441 in 2007 and Rp33,235 in 2008

1,578,411

5,601,120

Total loans payable

2,373,411

7,396,974

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

2007

2008

Less current maturities:

Related parties

80,000

200,000

Third parties

177,180

402,410

Total current maturities

257,180

602,410

Long-term portion

2,116,231

6,794,564

The details of the loans from related parties are as follows:

a.

Mandiri

On September 18, 2007, the Company obtained a five-year unsecured credit facility from Mandiri amounting to Rp2,000,000 for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  3-month JIBOR plus 1.5% per annum. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On September 27 and December 27, 2007, the Company made the first and second loan drawdowns totalling Rp2,000,000.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

On September 27, 2008 , the Company paid the first semi-annual installment amounting to Rp200,000.

a.

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

             Bank

Tranche

Amount

BCA

C

975,000

Mandiri *

B

900,000

BNI

*

C

900,000

Danamon **

A

240,000

Bukopin

A

150,000

Total

3,165,000

*

related party

**

no longer a related party since June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

b.

Syndicated Loan Facility 2 (continued)

On December 8, 2003, the Company drew down Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively. Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the Master Restructuring Agreement, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts were repaid using other facility.

The interest rate was fixed at 9.3% per annum for the three months ended March 31, 2007. During April - June 2007 and July - September 2007, the annual floating interest rates were 10.6% and 10.5%, respectively.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to BCA, BNI and Mandiri, respectively. On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•

The remaining balance of the loans would mature on April 1, 2008. However, the amendment provided early repayment option for the Company, commencing from April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 would require the Company to pay penalty amounting to 1% of such repaid amount.

•

The loan interest rates would be as follows:

-

April 1, 2005 - March 31, 2007

:

fixed interest at the rate of 9.3% per annum

-

April 1, 2007 - March 31, 2008

:

10.5% per annum or a reference rate plus margin rate

     of 2.5%, whichever rate was higher.

On September 6, 2007, the Company paid in full the balance of the loans amounting to Rp1,250,000 for the principal amount and Rp24,792 for the last interest installment.

The loans from third parties consist of the following:

2007

2008

BCA - net of unamortized debt issuance cost of

Rp

4,000 in 2007 and Rp4,146 in 2008

796,000

1,795,854

Syndicated US$ Loan Facility - net of unamortized debt

issuance cost of Rp47,313

-

1,367,187

HSBC France - net of unamortized debt issuance

cost of Rp182,208

-

915,767

Goldman Sachs International

Principal, net of unamortized debt discount of Rp38,441

395,859

401,065

in 2007 and Rp33,235 in 2008

Foreign Exchange (FX) Conversion Option

64,817

98,983

DBS * - net of unamortized debt issuance cost of Rp827

-

499,173

9-Year Commercial Loan - net of unamortized debt issuance

cost of Rp4,142

-

250,817

Finnish Export Credit Ltd. - net of unamortized debt

issuance cost of Rp2,178 in 2007 and Rp1,609 in 2008

275,587

213,395

* no longer a related party since June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

2007

2008

Investment Credit Facility 5 from Niaga

9,463

49,933

Investment Credit Facility 4 from Niaga

26,946

8,946

Investment Credit Facility 3 from Niaga

9,739

-

Total

1,578,411

5,601,120

Less current maturities

177,180

402,410

Long-term portion

1,401,231

5,198,710

a.

BCA

On August 28, 2007, the Company obtained a five-year unsecured credit facility from BCA amounting to Rp1,600,000 for the repayment of Syndicated Loan Facility 2 and the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  3-month JIBOR plus 1.5% per annum. On September 20, 2007, the Company obtained additional credit facility of Rp400,000. As a result, the credit facility has become Rp2,000,000. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the first drawdown.

On September 27, October 26 and December 27, 2007, the Company made the first, second and third loan drawdowns totaling Rp2,000,000.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

On September 27, 2008 , the Company paid the first semi-annual installment amounting to Rp200,000.

b.

Syndicated US$ Loan Facility - 13 Banks and Financial Institutions

On June 12, 2008, the Company entered into a five-year unsecured credit facility agreement with 13 banks and financial institutions (including ING Bank N.V. and DBS Bank Ltd.) in the total amount of US$450,000. The loan proceeds shall be used to finance the Company’s (i) capital expenditure, (ii) purchase of a portion of its Guaranteed Notes Due 2010 and/or Guaranteed Notes 2012, and/or (iii) general working capital requirements. The loan bears interest at floating rates based on LIBOR plus margin (1.9% per annum for onshore lenders or 1.85% per annum for offshore lenders), which is payable semi-annually.

The repayment of the loan drawdowns will be made semi-annually, as follows: (a) 25% of the total loan drawdowns in 3rd year after the signing date of the agreement (first repayment date), (b) 24% of the total loan drawdowns in 6th month after the first repayment date, (c) 8% each of the total loan drawdowns in 12th and 18th months after the first repayment date, and (d) 35% of the total loan drawdowns in 24th month after the first repayment date.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

On September 26, 2008, the Company received the first drawdown from this credit facility amounting to US$150,000 (equivalent to Rp1,406,100).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

e.

HSBC France

On November 27, 2007, the Company signed an unsecured facility agreement with HSBC France related to:

•

12-year COFACE Term Facility Agreement (”COFACE Facility”)

This facility amounts to US$157,243 to be used to finance the payment of 85% of the French Content under the Palapa D Satellite Contract plus 100% of the COFACE Premium. The loan bears interest at the fixed annual rate of 5.69% which is payable semi-annually. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

As of September 30, 2008, the Company has drawn down from this credit facility the amount of US$93,034 (equivalent to Rp877,313).

•

12-year SINOSURE Term Facility Agreement (”SINOSURE Facility”)

This facility amounts to US$44,200 to be used to finance the payment of 85% of the Launch Service Contract.  The loan bears interest at floating rates based on U.S. dollar LIBOR plus 0.35% per annum, which is payable semi-annually. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

As of September 30, 2008, the Company has drawn down from this credit facility the amount of US$23,400 (equivalent to Rp220,662).

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

f.    Goldman Sachs International (“GSI”)

On May 30, 2007, the Company received from GSI a loan amounting to Rp434,300 which was received in U.S. dollar amounting to US$50,000 for financing the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75% applied on the Rp434,300, which is payable quarterly every February 28, May 30, August 30 and November 30 commencing on August 30, 2007 up to May 30, 2012.

The loan agreement provides an option for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”). The fair value of the FX Conversion Option as of September 30, 2007 and 2008 amounted to US$7,093.93 and US$10,496.63 (equivalent to Rp64,817 and Rp98,983), respectively. If GSI takes such option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal and both U.S. dollar principal and interest thereon will be due on May 30, 2013.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

f.    Goldman Sachs International (“GSI”) (continued)

Based on the loan agreement, the Company is required to notify GSI regarding the following events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under Guaranteed Notes due 2012 (Note 16), (iii) default under the Company’s USD Notes and IDR Bonds (Note 16), (iv) redemption, purchase or cancellation of the Guaranteed Notes Due 2012 (Note 16) and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation, and (v) change of control in the Company.

On June 24, 2008, the Company received a waiver letter from GSI affirming that it will not terminate the loan due to the change of control in the Company (Note 18).

g.   DBS

On November 1, 2007, the Company obtained a five-year unsecured credit facility from DBS with a maximum amount of Rp500,000 for capital expenditure and general corporate purposes. The loan bears interest at (i) fixed annual rates for the first two years (9.7% in the first year and 10.4% in the second year), and (ii) floating rates for the remaining years based on prevailing annual interest rate of 3-month Certificates of Bank Indonesia plus 1.5% per annum. The interest is payable quarterly.  The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On January 31, 2008, the Company drew down the full amount of the facility.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Voluntary prepayment is permitted on each interest payment date without penalty if the prepayment is made on or after the 24th month from the date of first drawdown subject to 15 days’ prior written notice. Prepayment prior to the 24th month after the agreement date is allowed with penalty of 1% of the prepaid amount.

h.

9-Year Commercial Facility with HSBC Jakarta Branch, PT Bank Lippo Tbk and Bank of China Limited, Jakarta Branch

On November 27, 2007, the Company signed an unsecured facility agreement with HSBC Jakarta Branch related to 9-year Commercial Facility Agreement amounting to US$27,037 from HSBC Jakarta Branch to finance the construction and launch of the satellite and the payment of the Sinosure Premium in connection with the Sinosure Facility (Note 15e). The loan bears interest at floating rates based on U.S. dollar LIBOR plus 1.45% per annum, which is payable semi-annually.

The agreement also stipulates that HSBC Jakarta Branch may assign any of its rights or transfer any of its rights and obligations as provided in the agreement to another bank or financial institution. On March 10, 2008, HSBC Jakarta Branch transferred such rights and obligations to PT Bank Lippo Tbk and Bank of China Limited, Jakarta Branch.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

h.

9-Year Commercial Facility with HSBC Jakarta Branch, PT Bank Lippo Tbk and Bank of China Limited, Jakarta Branch (continued)

On April 1, 2008, the Company received the full drawdown from its 9-year Commercial Facility. The drawdown consisted of US$13,537 (equivalent to Rp124,527) from HSBC Jakarta Branch, US$10,000 (equivalent to Rp91,990) from PT Bank Lippo Tbk and US$3,500 (equivalent to Rp32,197) from Bank of China Limited, Jakarta Branch.

Based on the facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

i.

Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a credit facility from FEC amounting to US$38,000 with ABN-AMRO Bank N.V., Jakarta Branch as the "arranger" and ABN-AMRO Bank N.V., Stockholm Branch as the "facility agent” to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15%. The loan, together with the related interest, is payable semi-annually until May 12, 2011.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

j.

Investment Credit Facility 5 from Niaga

On July 10, 2007, Lintasarta obtained a credit facility from Niaga amounting to Rp50,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 1-month Certificate of Bank Indonesia plus 2.25% per annum. The quarterly repayment of the principal will start on October 10, 2008 at Rp5,000 each quarter up to January 10, 2011. As of September 30, 2008, Lintasarta has already drawn from this credit facility the amount of Rp49,933.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility.

The loan also has the same restrictive covenants as the Investment Credit Facilities 3 and 4 from Niaga.

k.

Investment Credit Facility 4 from Niaga

On August 29, 2005, Lintasarta obtained a credit facility from Niaga amounting to Rp45,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum. The quarterly repayment of the principal started on November 29, 2006, at Rp4,500 each quarter up to February 28, 2009.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility and trade accounts receivable from frame relay (Note 5).

The loan also has the same restrictive covenants as the Investment Credit Facilities 3 and 5 from Niaga.

15.

LOANS PAYABLE (continued)

l.

Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a credit facility from Niaga for the purchase of telecommunications equipment, computers and other supporting facilities amounting to Rp98,000. The loan bore interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5% per annum. The quarterly repayment of the principal started on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007.

The loan was collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility, trade accounts receivable from frame relay (Note 5) and trade accounts receivable from one of Lintasarta’s customers.

The loan also had the same restrictive covenants as the Investment Credit Facilities 4 and 5 from Niaga.

The scheduled principal payments from 2009 to 2013 and thereafter of all the loans payable as of  September 30, 2008 are as follows:

Twelve months ending September 30,

  2013 and

        2009

   2010

2011

2012

  thereafter        Total

In rupiah

Mandiri

200,000

300,000

300,000

1,000,000-1,800,000

BCA

200,000

300,000

300,000

1,000,000-1,800,000

DBS

50,000

50,000

75,000

75,000

250,000500,000

GSI

-

-

-

-

434,300

434,300

Niaga

28,946

20,000

9,933

--58,879

Sub-total

478,946

670,000

684,933

2,075,000

684,300

4,593,179

In U.S. dollar

Syndicated US$ Loan

   Facility (US$150,000)

-

-

353,625

452,640

608,2351,414,500

HSBC France

   (US$116,434)

51,796

109,797

109,797

109,797

716,788

1,097,975

9-Year Commercial

   Facility (US$27,034)

-

25,496

25,496

31,870

172,097254,959

FEC (US$22,800)

71,668

71,668

71,668

-

-215,004

GSI (US$10,496.63)

-

-

-

-

98,983

98,983

Sub-total

123,464

206,961

560,586

594,307

1,596,103

3,081,421

Total

602,410

876,961

1,245,519

2,669,307

2,280,403

7,674,600

Less:

- unamortized debt issuance costs

(244,391)

- unamortized debt discount

(33,235)

Net

7,396,974

The amortization of debt issuance costs and debt discount on the loans amounted to Rp7,125 in 2007 and Rp9,867 in 2008 (Note 23).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE

This account consists of the following:

2007

2008

Fifth Indosat Bonds in Year 2007 with Fixed Rates - net of

unamortized bonds issuance cost of Rp7,789 in 2007 and

2,592,211

2,592,875

Rp7,125 in 2008

Third Indosat Bonds in Year 2003 with Fixed Rates - net of unamortized bonds issuance cost of Rp10,255 in 2007 and Rp3,400 in 2008

2,489,745

2,496,600

Guaranteed Notes Due 2010 - net of unamortized notes issuance cost of Rp14,432 in 2007

and Rp10,145 in 2008

2,726,668

2,203,519

Sixth Indosat Bonds in Year 2008 with Fixed Rates - net of

unamortized bonds issuance cost of  Rp4,428

-

1,075,572

Guaranteed Notes Due 2012 - net of unamortized notes discounts of Rp11,863 in 2007 and Rp9,685 in 2008; and unamortized

notes issuance cost of Rp24,884 in 2007 and Rp20,313 in 2008

2,247,503

1,001,738

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of unamortized bonds issuance cost of Rp6,176 in 2007 and Rp4,780 in 2008

808,824

810,220

Indosat Sukuk Ijarah III in Year 2008 - net of unamortized bonds issuance cost of Rp2,332

-

567,668

Indosat Sukuk Ijarah II in Year 2007 - net of unamortized bonds issuance cost of Rp1,211 in 2007 and Rp1,077 in 2008

398,789

398,923

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost of Rp2,189 in 2007 and Rp1,694 in 2008

282,811

283,306

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

200,000

Limited Bonds II issued by Lintasarta*

31,150

31,150

Limited Bonds I issued by Lintasarta**

25,292

25,292

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

-

Total bonds payable

12,852,993

11,686,863

Less current maturities

1,050,000

1,916,442

Long-term portion

11,802,993

9,770,421

*

after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company

**

after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

Fifth Indosat Bonds in Year 2007 with Fixed Rates

On May 29, 2007, the Company issued its Fifth Indosat Bonds in Year 2007 with Fixed Rates (“Fifth Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp2,600,000. The bonds consist of two series:

•

Series A bonds amounting to Rp1,230,000 which bear interest at the fixed rate of 10.20% per annum starting May 29, 2007. These bonds will mature on May 29, 2014.

•

Series B bonds amounting to Rp1,370,000 which bear interest at the fixed rate of 10.65% per annum starting May 29, 2007. These bonds will mature on May 29, 2017.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Fifth Indosat Bonds in Year 2007 with Fixed Rates (continued)

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

Starting August 29, 2007 and every quarter thereafter up to May 29, 2014.

Series B

:

Starting August 29, 2007 and every quarter thereafter up to May 29, 2017.

The Company received the proceeds of the bonds on May 31, 2007.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report released in June 2008, the bonds have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Third Indosat Bonds in Year 2003 with Fixed Rates

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rates (“Third Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003.

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, pays interest on the bonds, as follows:

Series A

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2008.

Series B

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2010.

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rates (continued)

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in June 2008, the bonds have idAA+ (stable outlook) rating from Pefindo.

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate and with a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing on   May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after
November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were received on November 5, 2003 and used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On January 11, 2006, IFB released a consent solicitation statement (the “solicitation”) relating to its outstanding Guaranteed Notes Due 2010. The primary purpose of the solicitation was to modify certain covenants under the indenture of Guaranteed Notes Due 2010 to conform with the terms in the indenture of Guaranteed Notes Due 2012. The amendment to the indenture included, among others, the change in the limit of the permitted debt that could be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt.

On January 24, 2006, IFB received consents from holders of the Guaranteed Notes Due 2010 representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010 (continued)

On July 22, 2008, IFB announced the Change of Control Offer to all bondholders of GN 2010         (Note 18). This offer was to purchase the GN 2010 at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders that validly tendered their Notes prior to the expiration date and whose tendered Notes were accepted for purchase would receive the Purchase Price.

On September 19, 2008, IFB made payment for the purchased portion of GN 2010 with total principal amount of US$65,253 at a price which was equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to the date of settlement, and also other additional expense (totalling US$67,805).

As of September 30, 2008, the outstanding balance of GN 2010 amounted to US$234,747.

Based on the latest rating report, the notes currently have BB (released in July 2007) and Ba2 (released in October 2007) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively (Note 36a).

Sixth Indosat Bonds in Year 2008 with Fixed Rates

On April 9, 2008, the Company issued its Sixth Indosat Bonds in Year 2008 with Fixed Rates (“Sixth Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp1,080,000. The bonds consist of two series:

•

Series A bonds amounting to Rp760,000 which bear interest at the fixed rate of 10.25% per annum starting April 9, 2008. These bonds will mature on April 9, 2013.

•

Series B bonds amounting to Rp320,000 which bear interest at the fixed rate of 10.80% per annum starting April 9, 2008. These bonds will mature on April 9, 2015.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

Starting July 9, 2008 and every quarter thereafter up to April 9, 2013.

Series B

:

Starting July 9, 2008 and every quarter thereafter up to April 9, 2015.

The Company received the proceeds of the bonds on April 9, 2008.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report released in June 2008, the bonds have idAA+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate and with a total face value of US$250,000. The notes were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the
12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were received on      June 23, 2005 and used for general corporate purposes, including capital expenditures.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On July 22, 2008, IIFB announced the Change of Control Offer to all bondholders of GN 2012        (Note 18). This offer was to purchase the GN 2012 at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders that validly tendered their Notes prior to the expiration date and whose tendered Notes were accepted for purchase would receive the Purchase Price.

On September 19, 2008, IIFB made payment for the purchased portion of GN 2012 with total principal amount of US$140,590 at a price which was equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to the date of settlement, and also other additional expense (totalling US$144,441).

As of September 30, 2008, the outstanding balance of GN 2012 amounted to US$109,410.

Based on the latest rating report, the notes have BB (released in July 2007) and Ba2 (released in October 2007) ratings from S&P and Moody’s, respectively (Note 36a).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in June 2008, the bonds have idAA+ (stable outlook) rating from Pefindo.

Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)

On April 9, 2008, the Company issued its Sukuk Ijarah III, with BRI as the trustee. The bonds have a total face value of Rp570,000. The bonds will mature on April 9, 2013.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on April 9, 2008.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in June 2008, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)

On May 29, 2007, the Company issued its Sukuk Ijarah II, with BRI as the trustee. The bonds have a total face value of Rp400,000. The bonds will mature on May 29, 2014.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on May 31, 2007.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in June 2008, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in June 2008, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•

Series A bonds amounting to Rp775,000 which bore interest at the fixed rate of 15.75% per annum starting February 6, 2003. The Series A bonds matured on November 6, 2007.

•

Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bore interest at the fixed rate of 15.625% per  annum for the first year starting February 6, 2003 and floating rates for the succeeding years  until November 6, 2007. The floating rates were determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2007.

Series B

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2032.

-

Buy Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

-

Sell Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

On November 6, 2007, the Company paid in full the Second Indosat Bonds Series A and C totalling Rp875,000.

Based on the latest rating report released in June 2008, the bonds have idAA+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which will mature on June 14, 2009 and bear interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis starting September 14, 2006.

On July 17, 2006, Lintasarta obtained approval from Niaga on the issuance of the Limited Bonds II  (Note 15).

The proceeds of the Limited Bonds II were used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds I amounting to Rp40,000. The limited bonds are unsecured. These were originally set to mature on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years.

On the maturity date, Lintasarta paid a certain portion of the limited bonds amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was made based on the first amendment dated June 14, 2006 of the Limited Bonds I agreement. The floating interest rates of the bonds are determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis.

On July 17, 2006, Lintasarta obtained approval from Niaga on the changes in maturity date and nominal value of the Limited Bonds I (Note 15).

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Mudharabah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Mudharabah Bonds, with BRI as the trustee. The bonds had a total face value of Rp175,000 in Rp50 denomination and matured on November 6, 2007.

Each bondholder was entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which was determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared Revenue referred to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue were as follows:

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Mudharabah Bonds”) (continued)

Based on an agreement reached between the Company and the bondholders in the Syari’ah Mudharabah Bondholders’ General Meeting held on October 1, 2003, the Shared Revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, paid quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds were neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, were used as pari-passu security to all of the Company’s other liabilities including the bonds.

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company was required to comply with certain conditions, such as maintaining certain financial ratios.

On November 6, 2007, the Company paid in full the Syari’ah Mudharabah Bonds amounting to Rp175,000.

Convertible Bonds issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held in March 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 of which Rp4,149 (net of tax) was paid in June 2002. The remaining dividend was distributed in the form of unsecured Convertible Bonds, which bore interest at the annual fixed rate of 19%. Interest was paid on a quarterly basis.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the Convertible Bonds (Note 15).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the Convertible Bonds issued by Lintasarta had been changed to become a floating rate. The floating rate was determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate was 19% and the minimum limit was 11% per annum. The first amendment was effective starting July 1, 2004.

The bonds were converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 3, 2007 (Note 1d).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

The scheduled principal payments of all the bonds payable outstanding as of September 30, 2008 are as follows:

Twelve months ending September 30,

  2013 and

        2009

   2010

2011

2012

  thereafter *

        Total

In U.S. dollar

Guaranteed Notes *

Due 2010

(US$234,747)

-

-

2,213,664

-

-

2,213,664

Due 2012

(US$109,410)

-

-

-

1,031,736

-1,031,736

Sub-total

-

-

2,213,664

1,031,736

-3,245,400

In Rupiah

Fifth Indosat Bonds *

-

-

-

-

2,600,000

2,600,000

Third Indosat Bonds *

1,860,000

-

640,000

-

-

2,500,000

Sixth Indosat Bonds*

-

-

-

-

1,080,000

1,080,000

Fourth Indosat Bonds

 *

-

-

815,000

-

-

815,000

Sukuk Ijarah III *

-

-

-

-

570,000

570,000

Sukuk Ijarah II *

-

-

-

-

400,000

400,000

Syari’ah Ijarah Bonds *

-

-

285,000

-

-

285,000

Second Indosat Bonds *

-

-

-

-

200,000

200,000

Limited Bonds II of

Lintasarta

31,150

-

-

-

-31,150

Limited Bonds I of

Lintasarta

25,292

-

-

-

-25,292

Sub-total

1,916,442

-

1,740,000

-

4,850,000

8,506,442

Total

1,916,442

-

3,953,664

1,031,736

4,850,00011,751,842

Less:

-

unamortized notes issuance cost

(30,458)

-

unamortized bonds issuance cost

(24,836)

-

unamortized notes discount

(9,685)

Net

11,686,863

* Refer to previous discussion on early repayment options for each bond/note.

The amortization of bonds issuance cost, notes issuance cost and discount amounted to Rp13,883. in 2007 and Rp16,133 in 2008 (Note 23).

17.

OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits, benefits under Labor Law No. 13/2003 (Note 24), other employee benefits and deposits from customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

18.

CAPITAL STOCK

The Company’s capital stock ownership as of September 30, 2007 and 2008 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2007

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

39.96

Government of the Republic

of Indonesia

776,624,999

77,662

14.29

JP Morgan Chase Bank U.S. Resident

(Norbax, Inc.) (Note 39)

424,887,770

42,489

7.82

Indonesia Communications Pte.

Ltd., Singapore

46,340,000

4,634

0.85

Commissioners:

Lee Theng Kiat

135,000

14

0.00

Directors:

Wahyu Wijayadi

252,500

25

0.01

Raymond Tan Kim Meng

222,500

22

0.01

Wong Heang Tuck

100,000

10

0.00

Johnny Swandi Sjam

30,000

3

0.00

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

2,014,080,730

201,408

37.06

Total

5,433,933,500

543,393

100.00

2008

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

39.96

Government of the Republic

of Indonesia

776,624,999

77,662

14.29

Stockholders holding above 5% (Note39):

Fidelity Entities

638,561,050

63,856

11.75

Goldman Sachs & Co

469,653,300

46,965

8.64

Noonday (Farallon Entities)

432,226,800

43,223

7.95

SKAGEN Funds (SKAGEN AS)

327,666,190

32,767

6.03

Indonesia Communications Pte.

Ltd., Singapore

46,340,000

4,634

0.85

Directors:

Raymond Tan Kim Meng

222,500

22

0.01

Wahyu Wijayadi

152,500

15

0.00

Wong Heang Tuck

75,000

8

0.00

Johnny Swandi Sjam

30,000

3

0.00

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

571,121,160

57,112

10.52

Total

5,433,933,500

543,393

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

18.

CAPITAL STOCK (continued)

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation and acquisition; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

Based on a letter dated March 2, 2004 from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged substantially all of its “B” Shares as collateral for a loan facility obtained by STT Communications Limited (“STTC”), the sole shareholder of ICL, from third parties.

On May 5, 2006, Indonesia Communications Pte. Ltd., Singapore (“ICLS”), a wholly-owned subsidiary of STTC, informed the Indonesian Capital Market and Financial Institutions Supervisory Agency (Badan Pengawas Pasar Modal dan Lembaga Keuangan) (“BAPEPAM-LK”) that ICLS acquired 46,340,000 “B” shares of the Company from the market.

On February 27, 2007, the Company received a notification letter from Standard Chartered Bank, security agent, releasing the pledge of ICL's investment in the Company's equity shares in relation to the loan facility obtained by STTC.

On March 1, 2007, STTC sold its 25% ownership in Asia Mobile Holdings Pte. Ltd. (“AMH”) to Qatar Telecom (“Qtel”). As a result, STTC’s ownership in AMH decreased to 75%. AMH directly owned ICL and ICLS.

On June 6, 2008, STTC entered into a Share Purchase Agreement to sell its 75% ownership in ICL and ICLS to Qtel. The closing process of such sale was made on June 22, 2008 and resulted in Qtel’s direct ownership in ICL and ICLS. As a result, Qtel becomes the ultimate shareholder in the Company (Notes 15f and 16).

As of September 30, 2007 and 2008, ICL and ICLS owned an aggregate of 2,217,590,000 “B” shares, representing 40.81% ownership in the Company.

In connection with the exercise of stock option under the Company’s Employee Stock Option Program from August 1, 2004 and July 31, 2006, a total of 256,433,500 “B” shares had been issued at a total premium of Rp873,512.

19.

OPERATING REVENUES

This account consists of the following:

2007

2008

Cellular

Usage charges

4,727,131

5,285,982

Features

2,947,202

3,417,828

Interconnection revenues (Note 32)

1,333,298

1,374,457

Connection fee

61,060

62,433

Monthly subscription charges

12,763

39,055

Others

64,995

46,289

Sub-total

9,146,449

10,226,044

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

OPERATING REVENUES (continued)

 2007

2008

MIDI

Internet

387,913

646,388

IP VPN

272,076

436,080

World link and direct link

274,460

328,143

Frame net

250,922

244,007

Leased line

122,160

176,147

Application services

69,425

103,646

Digital data network

96,893

94,037

Satellite lease

70,272

66,846

Packet net

8,707

7,766

Others

15,395

18,188

Sub-total

1,568,223

2,121,248

Fixed Telecommunication

International Calls

Incoming calls

696,709

921,075

Outgoing calls

222,056

94,152

Fixed Wireless

159,182

193,708

Fixed Line

86,319

92,082

Others

1,042

512

Sub-total

1,165,308

1,301,529

Total

11,879,980

13,648,821

Operating revenues from related parties amounted to Rp1,538,259 and Rp1,349,993 for the nine months ended September 30, 2007 and 2008, respectively. These amounts represent 12.95% and 9,89% of total operating revenues in 2007 and 2008, respectively (Note 25).

The operating revenues from interconnection services are presented on a gross basis, except for those which are under contractual sharing arrangements (Note 2n). In 2007, the Company entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 32).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20.

OPERATING EXPENSES - COST OF SERVICES

This account consists of the following:

2007

2008

Interconnection (Note 32)

1,099,872

1,268,348

Radio frequency fee

503,802

759,077

Maintenance

548,436

651,904

Utilities

202,284

363,887

Cost of SIM cards and pulse reload vouchers

236,751

342,780

Leased circuits

247,491

309,434

Rent

190,470

256,665

Concession fee

104,760

121,543

USO (Note 31)

78,570

91,850

Installation

22,028

62,008

Delivery and transportation

54,206

48,795

Billing and collection

38,776

34,959

License

12,346

16,488

Communication network

9,851

9,775

Others

39,312

85,473

Total

3,388,955

4,422,986

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers
(Note 2n).

21.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2007

2008

Salaries

261,499

        313,460

Incentives and other employee benefits

          194,121            211,909

Bonuses

          239,028            181,656

Employee income tax

          169,920            194,203

Post-retirement healthcare benefits (Note 24)

            76,826            105,474

Outsourcing

           97,822            104,814

Medical expense

            38,349              44,392

Pension (Note 24)

            34,795              36,245

Early retirement*

            67,669              16,163

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 24)

            17,371              19,051

Others

7,645                8,817

Total

1,205,045         1,236,184

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package.  During the nine months ended September 30, 2007 and 2008, there were additional 108 and 35 employees, respectively, who took the option.

The personnel expenses capitalized to properties under construction and installation during the nine months ended September 30, 2007 and 2008 amounted to Rp31,660 and Rp25,303 respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

22.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2007

2008

Rent

89,458

111,073

Provision for doubtful accounts

81,619

87,928

Travel

65,933

70,025

Professional fees

75,373

68,135

Utilities

39,492

45,073

Training, education and research

24,841

27,248

Catering

24,535

23,061

Insurance

20,769

18,044

Communications

3,913

14,165

Office supplies and stationery

10,815

13,255

Public relations

9,598

8,791

Others

71,225

80,804

Total

517,571

567,602

23.

OTHER EXPENSES - FINANCING COST

This account consists of:

2007

2008

Interest on debt and bonds

1,004,181

1,346,489

Amortization of debt and bonds issuance

costs and discount (Notes 15 and 16)

21,008

26,000

Bank charges

3,434

5,217

Total

1,028,623

1,377,706

24.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007 and March - September 2008, the Company made payments for additional premium of Rp275 for additional 55 employees and Rp440 for additional 88 employees, respectively.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amount to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The new agreement covers employees registered as participants of the pension plan as of April 1, 2003. The conditions under the new agreement include the following:

•

An increase in basic salary pension by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,968 and Rp9,653 for the nine months ended September 30, 2007 and 2008, respectively.

The net periodic pension cost for the pension plans for the nine months ended September 30, 2007 and 2008 was calculated based on the actuarial valuations as of December 31, 2006 and 2007, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2007

2008

Annual discount rate

9.5 - 10.5%

10.0%

Expected annual rate of return on plan assets

4.5 - 10.0%

4.5 - 9.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

Mortality rate

CSO 1980

TMI 1999

a.

The composition of the net periodic pension cost for the nine months ended September 30, 2007 and 2008 is as follows:

2007

2008

Interest cost

49,827

49,576

Service cost

31,002

31,144

Net amortization

4,182

3,817

Immediate recognition of past service cost - vested benefit

3,335

-

Return on plan assets

(53,551)

(48,292)

Net periodic pension cost (Note 21)

34,795

36,245

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

b.

The funded status of the plans as of September 30, 2007 and 2008 is as follows:

2007

2008

Plan assets at fair value

753,356

759,588

Projected benefit obligation

(728,365

)

(752,865)

Excess of plan assets over projected benefit obligation

24,991

6,723

Unrecognized actuarial loss

191,896

184,487

Net prepaid pension cost

216,887

191,210

c.

Movements in the prepaid pension cost during the nine months ended September 30, 2007 and 2008 are as follows:

        2007

       2008

Beginning balance

Company

225,296

187,801

Lintasarta

8,278

13,190

Net periodic pension cost

Company

(31,691

)

(33,264)

Lintasarta

(3,104

)

(2,981)

Benefit payment

Company

540

16,371

Contribution to Jiwasraya

Company

7,600

440

Lintasarta

9,968

9,653

Ending balance

Company

201,745

171,348

Lintasarta

15,142

19,862

d.

Prepaid pension cost consists of:

2007

2008

Current portion (presented as part of “Prepaid Expenses”)

Company

3,424

2,128

Lintasarta

118

503

3,542

2,631

Long-term portion

Company

198,321

169,220

Lintasarta

15,024

19,359

213,345

188,579

216,887

191,210

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

Plan assets as of September 30, 2007 and 2008 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the nine months ended September 30, 2007 and 2008 amounted to Rp11,901 and Rp12,441, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits under this law or defined benefit pension plan, whichever amount is higher.

The net periodic pension cost under the Labor Law for the nine months ended September 30, 2007 and 2008 was calculated based on the actuarial valuations as of December 31, 2006 and 2007, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2007

2008

Annual discount rate

10.5%

10.0%

Annual rate of increase in compensation

10.0%

10.0%

a.

The composition of the periodic pension cost under the Labor Law for the nine months ended September 30, 2007 and 2008 is as follows:

2007

2008

Service cost

10,015

10,949

Interest cost

6,880

7,768

Net amortization

476

334

Periodic pension cost (Note 21)

17,371

19,051

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

b.

The composition of the accrued pension cost under the Labor Law as of September 30, 2007 and 2008 is as follows:

2007

2008

Projected benefit obligation

100,537

121,726

Unrecognized actuarial loss

(18,343)

(15,857)

Accrued pension cost

82,194

105,869

c.

Movements in the accrued pension cost under the Labor Law during the nine months ended September 30, 2007 and 2008 are as follows:

2007

2008

Beginning balance

Company

62,972

78,604

Lintasarta

5,450

7,013

IMM

978

2,719

Periodic Labor Law  cost

Company

14,863

16,786

Lintasarta

1,965

1,087

IMM

543

1,178

Benefit payment

Company

(4,577

)

(1,244)

Lintasarta

-

(274)

Ending balance

Company

73,258

94,146

Lintasarta

7,415

7,826

IMM

1,521

3,897

As of September 30, 2007 and 2008, the current portion of pension cost under the Labor Law included in accrued expenses (Note 14) amounted to Rp1,689 and Rp1,828, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp80,505 and Rp104,041, respectively.

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the nine months ended September 30, 2007 and 2008 was calculated based on the actuarial valuations as of December 31, 2006 and 2007. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2007

2008

Annual discount rate

10.5%

10.0%

Ultimate cost trend rate

8.0%

6.0%

Next year trend rate

16.0%

18.0%

Period to reach ultimate cost trend rate

4 years

6 years

a.

The composition of the periodic post-retirement healthcare cost for the nine months ended September 30, 2007 and 2008 is as follows:

2007

2008

Interest cost

41,196

57,225

Service cost

22,310

28,111

Net amortization

13,320

20,138

Periodic post-retirement

healthcare cost (Note 21)

76,826

105,474

b.

The composition of the accrued post-retirement healthcare cost as of September 30, 2007 and 2008 is as follows:

2007

2008

Projected benefit obligation

583,895

847,275

Unrecognized actuarial loss

(239,953)

(375,885)

Accrued post-retirement healthcare cost

343,942

471,390

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

c.

Movements in the accrued post-retirement healthcare cost during the nine months ended September 30, 2007 and 2008 are as follows:

2007

2008

Beginning balance

272,958

371,806

Net periodic post-retirement healthcare cost

76,826

105,474

Benefit payment

(5,842)

(5,890)

Ending balance

343,942

471,390

d.

The effect of 1% increase in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the nine months ended September 30, 2007 and 2008 and accumulated post-retirement healthcare benefit obligation as of September 30, 2007 and 2008 as follows:

2007

2008

Service and interest costs

78,220

110,800

Accumulated post-retirement healthcare

benefit obligation

652,351

1,048,684

As of September 30, 2007 and 2008, the current portion of post-retirement healthcare cost included in accrued expenses (Note 14) amounted to Rp6,209 and Rp9,661, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp337,733 and Rp461,729, respectively.

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2007

2008

2007

2008

Cash and cash equivalents (Note 4)

State-owned banks

2,874,854

2,896,308

6.975.96

Private banks*

668,478

-

1.62

-

Total

3,543,332

2,896,308

8.595.96

Accounts receivable - trade (Note 5)

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

44,362

45,967

0.110.09

State-owned banks

38,816

30,782

0.090.06

Telkom

32.312

23,123

0.08

0.05

PT Telekomunikasi Selular (“Telkomsel”)

4,461

18,260

0.01

0.04

PT Pos Indonesia (Persero)

9,063

9,858

0.02

0.02

PT Citra Sari Makmur (“CSM”)

4,517

7,275

0.010.01

PT Pasifik Satelit Nusantara (“PSN”)

5,539

5,025

0.01

0.01

MOCIT

3,795

-

0.01

-

* no longer related parties since June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2007

2008

2007

2008

Accounts receivable - trade (Note 5)

(continued)

StarHub Pte. Ltd. (“StarHub”),

Singapore*

56,581

-

0.14

-

Singapore Telecommunications Ltd.

(“SingTel”), Singapore*

44,627

-

0.11

-

Private banks *

8,860

-

0.02

-

Others

27,978

35,512

0.07

0.08

Total

280,911

175,802

0.680.36

Less allowance for doubtful accounts

83,898

81,923

0.20

0.17

Net

197,013

93,879

0.480.19

Prepaid expenses

MOCIT

425,153

685,007

1.03

1.41

Kopindosat

2,901

2,710

0.010.01

Jiwasraya

3,542

2,631

0.010.01

PT Industri Telekomunikasi

Indonesia (Persero)

-

1,591

-

0.00

Telkom

-

1,434

-

0.00

Others

2,242

1,305

0.00

0.00

Total

433,838

694,678

1.051.43

Other current assets

State-owned banks

30,375

14,823

0.070.03

Others

7

7

0.00

0.00

Total

30,382

14,830

0.070.03

Due from related parties

Directorate General of Customs

and Excise

24,668

23,629

0.060.05

Kopindosat

5,949

5,949

0.010.01

Telkomsel

6,372

4,884

0.020.01

Pertamina

-

4,381

-

0.01

Key management personnel

9,409

851

0.020.00

State-owned banks

2,274

-

0.01

-

Others

701

358

0.00

0.00

Total

49,373

40,052

0.120.08

Less allowance for doubtful accounts

2,219

2,578

0.01

0.01

Net

47,154

37,474

0.110.07

Long-term prepaid pension (Note 24)

Jiwasraya

213,345

188,579

0.520.39

Long-term advances

Kopindosat

1,648

12,857

0.000.03

PT Industri Telekomunikasi

Indonesia (Persero)

5,169

4,031

0.010.01

Others

2,674

-

0.01

-

Total

9,491

16,888

0.020.04

* no longer related parties since June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2007

2008

2007

2008

Non-current assets - others

State-owned banks

37,351

34,250

0.090.07

Telkom

24,164

21,391

0.06

0.05

Kopindosat

11,159

10,660

0.030.02

PT Industri Telekomunikasi

Indonesia (Persero)

-

4,863

-

0.01

Others

3,865

1,848

0.010.00

Total

76,539

73,012

0.19

0.15

Accounts payable - trade

Qtel**

-

3,379

-

0.01

Optus*

2,681

-

0.01

-

Telkom

2,390

-

0.01

-

Telkomsel

1,943

-

0.01

-

Others

1,918

3,282

0.010.01

Total

8,932

6,661

0.040.02

Procurement payable

 (Note 12)

PT Industri Telekomunikasi

Indonesia (Persero)

103,168

49,181

0.410.15

Kopindosat

39,817

20,746

0.160.07

PT Personel Alih Daya

-

13,183

-

0.04

PT NexWave*

20,655

-

0.08

-

PT SCS Astra Graphia Technologies*

7,575

-

0.03

-

Others

-

299

-

0.00

Total

171,215

83,409

0.680.26

Accrued expenses

MOCIT

282,539

339,317

1.131.07

Kopindosat

12,452

29,858

0.050.10

Key management personnel

6,160

23,934

0.020.08

PLN

3,000

9,400

0.01

0.03

Telkom

7,028

2,780

0.03

0.01

Others

2,510

995

0.010.00

Total

313,689

406,284

1.251.29

Other current liabilities

Telkomsel

1,664

1,664

0.010.01

Directorate General of Customs

and Excise

42,096

-

0.17

-

Starhub*

135

-

0.00

-

Total

43,895

1,664

0.180.01

*

no longer a related party since June 6, 2008 (Note 18)

**

became a related party starting June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2007

2008

2007

2008

Due to related parties

TVRI

2,262

26,892

0.010.08

State-owned banks

1,875

1,931

0.010.01

Kopindosat

1,490

1,490

0.010.00

Indonesia Comnet Plus (“Comnet”)

13,576

-

0.05

-

PT Pos Indonesia (Persero)

677

-

0.00

-

Others

3,733

5,538

0.010.02

Total

23,613

35,851

0.090.11

Loans payable (Note 15)

State-owned banks

795,000

1,795,854

3.185.68

Other non-current liabilities

Telkomsel

11,861

10,198

0.050.03StarHub*889-0.00-

Total

12,750

10,198

0.050.03

Percentage to Respective Income or

Amount

Expenses (%)

2007

2008

2007

2008

Operating revenues

Telkom

900,390

696,328

7.58

5.10

Telkomsel

308,673

261,620

2.60

1.92

State-owned banks

143,436

134,022

1.21

0.98

StarHub*

36,130

36,748

0.300.27

Private banks*

38,735

28,161

0.330.21

SingTel*

37,594

17,304

0.32

0.13

CSM

6,184

8,106

0.05

0.06

PSN

5,555

6,819

0.05

0.05

PT Pos Indonesia (Persero)

2,183

3,702

0.02

0.03

PT Angkasa Pura (Persero)

4,148

3,567

0.03

0.03

TVRI

3,096

2,997

0.03

0.02

Qtel**

-

1,801

-

0.01

MOCIT

6,724

1,182

0.060.01

LKBN Antara

3,311

693

0.03

0.01

Others

42,100

146,943

0.34

1.06

Total

1,538,259

1,349,993

12.95

9.89

Operating expenses

Cost of services

MOCIT

687,132

972,470

7.92

9.43

Telkom

711,862

704,832

8.21

6.83

Telkomsel

343,722

445,434

3.96

4.32

PT Personel Alih Daya

-

41,730

-

0.40

Comnet

23,241

27,790

0.27

0.27

SingTel*

17,183

12,637

0.20

0.12

Perusahaan Gas Negara (“PGN”)

1,575

11,170

0.010.11

PT Industri Telekomunikasi Indonesia

(Persero)

-

5,200

-

0.06

Starhub*

7,065

3,321

0.080.03

Kopindosat

6,881

2,177

0.080.02

PSN

1,966

1,734

0.02

0.02

Others

1,671

-

0.02

-

Total

1,802,298

2,228,495

20.7721.61

*

no longer a related party since June 6, 2008 (Note 18)

**      became a related party starting June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective Income or

Amount

Expenses (%)

2007

2008

2007

2008

Personnel

Key management personnel

97,287

111,538

1.121.08

Kopindosat

97,852

105,011

1.131.02

Jiwasraya

34,795

36,245

0.400.35

Total

229,934

252,794

2.652.45

Administration and general

Kopindosat

34,759

42,621

0.400.41

PLN

32,255

30,888

0.37

0.30

Usaha Gedung Bank Dagang Negara

(“UGBDN”)

3,803

4,086

0.050.05

Others

2,591

5,794

0.030.05

Total

73,408

83,389

0.850.81

Other income (expenses)

Interest income

State-owned banks

66,253

147,579

5.84

11.69

Private banks*

21,554

36,458

1.90

2.89

Others

1,216

551

0.110.04

89,023

184,588

7.8514.62

Financing cost

State-owned banks

(45,249

)

(148,366

)

(3.99

)

(11.75)

Private banks*

-

(16,302

)

-

(1.29)

Others

(5,001

)

(4,659

)

(0.44

)

(0.37)

(50,250

)

(169,327

)

(4.43

)

 (13.41)

Net

38,773

15,261

3.421.21

* no longer related parties since June 6, 2008 (Note 18)

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

State-owned banks

Affiliates

Cash and cash equivalents,

loans payable and operating

revenues - MIDI

2.

Private banks*

Affiliates

Cash and cash equivalents,

loans payable and operating

revenues - MIDI

3.

TVRI

Affiliate

Operating revenues - MIDI

4.

PT Pos Indonesia (Persero)

Affiliate

Operating revenues - MIDI

5.

CSM

Affiliate

Operating revenues - MIDI

6.

Telkomsel (Note 32)

Affiliate

Operating revenues - cellular and

fixed telecommunication

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

7.

PSN

Affiliate

Operating revenues - MIDI

8.

Telkom (Notes 29k and 32)

Affiliate

Operating revenues - cellular,

fixed telecommunication and

MIDI; operating expenses -

cost of services

9.

StarHub*

Affiliate

Operating revenues -

international calls

10.

SingTel*

Affiliate

Operating revenues -

international calls

11.

Optus*

Affiliate

Operating revenues -

international calls

12.

Kopindosat

Affiliate

Operating expenses - personnel

expenses, administration and

general expenses

13.

Jiwasraya

Affiliate

Long-term prepaid pension

14.

PT Industri Telekomunikasi

Indonesia (Persero)

Affiliate

Procurement payable

15.

MOCIT

Government Agency

Operating revenues - MIDI;

operating expenses - cost of

services

16.

Pertamina

Affiliate

Operating revenues - MIDI

17.

Key management personnel

Affiliate

Operating expenses - personnel

expenses, and prepaid

expense - unamortized

portions of housing and

transformation advances, and

transformation incentives

18.

PT NexWave*

Affiliate

Procurement payable

19.

Qtel**

 Ultimate Stockholder

Operating revenues - fixed

telecommunication

20.

ICL

Stockholder

Dividend payable

21.

ICLS

Stockholder

Dividend payable

*     no longer a related party since June 6, 2008 (Note 18)

          **      became a related party starting June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

22.

PT Personel Alih Daya

Affiliate

Operating expenses - personnel

expenses and cost of services

23.

PT Sigma Cipta Caraka

Affiliate

Procurement payable

24.

PT SCS Astra Graphia Technologies*

Affiliate

Procurement payable

25.

Directorate General of Customs

and Excise

Government Agency

Other current liabilities

26.

PLN

Affiliate

Operating expenses - cost of

services

27.

Comnet

Affiliate

Operating expenses - cost of

services

28.

PT Angkasa Pura (Persero)

Affiliate

Operating revenues -  MIDI

29.

PGN

Affiliate

Operating expenses - cost of

services

30.

UGBDN

Affiliate

Operating expenses - cost of

services

31.

LKBN Antara

Affiliate

Operating revenues - MIDI

* no longer related parties since June 6, 2008 (Note 18)

26.

BASIC EARNINGS PER SHARE

The following table sets forth the computation of basic earnings per share:

2007

2008

Numerator for basic earnings per

share - net income

1,445,130

1,473,115

Denominator for basic earnings per share -

Weighted-average number of shares outstanding

during the period

5,433,933,500

5,433,933,500

Basic earnings per share

265.95

271.10

Basic earnings per ADS (50 B shares per ADS)

13,297.27

13,554.78

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on June 5, 2007, the stockholders resolved to, among others:

a. Approve the utilization of 2006 net income as follows:

•

Rp14,101 for reserve fund

•

Rp129.75 per share for dividend distribution

•

Remaining amount for reinvestment and working capital

b.

Pay the dividend on July 13, 2007, except the dividend for the Government which will be paid in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 5, 2008, the stockholders resolved to, among others:

a. Approve the utilization of 2007 net income as follows:

•

Rp20,420 for reserve fund

•

Rp187.90 per share for dividend distribution

•

Remaining amount for reinvestment and working capital

b.

Pay the dividend on July 15, 2008, except the dividend for the Government which will be paid in accordance with the prevailing laws and regulations.

28.

DERIVATIVES

The Company entered into several swap and currency forward contracts. Listed below is information related to the contracts and their fair values as of September 30, 2007 and 2008:

                  Fair Value (Rp)

Notional

             2007

2008

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap Contracts:

a.

Standard Chartered Bank, Jakarta

Branch (“StandChart”)

25,000

-

5,277

19,409-

b.

GSI

100,000

6,826

-

23,460-

c.

GSI

25,000

-

30,469

-11,770

d.

GSI

75,000

10,371

-

13,202-

e.

Merrill Lynch Capital Market Bank

Limited (“MLCMB”) (10)

25,000

-

7,425

--

f.

MLCMB (8)

25,000

-

37,910

--

g.

StandChart

25,000

-

23,109

3,087-

h.

MLCMB (9)

25,000

-

14,699

--

i.

StandChart

25,000

-

7,345

17,417-

j.

StandChart

25,000

3,071

-

27,499-

k.

HSBC, Jakarta

25,000

-

5,701

17,736-

l.

MLCMB

50,000

-

-

-48,647

m.

MLCMB

25,000

-

-

-1,658

n.

MLCMB

25,000

-

-

-634

o.

DBS

25,000

-

-

-438

Sub-total

20,268

131,935

121,81063,147

Currency Forward Contracts:

p.

Goldman Sachs Capital

Market,L.P, New York (“GSCM”)(2)

10,000

-

-

-

-

q.

StandChart (3)

2,000

232

-

--

r.

JPMorgan Close Bank, Singapore

Branch (“JPMorgan”) (4)

3,000 or 6,000

-

912

--

s.

StandChart (5)

1,500 or 3,000

142

-

--

t.

JPMorgan (7)

3,000 or 6,000

-

-

--

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

DERIVATIVES (continued)

                  Fair Value (Rp)

Notional

             2007

2008

Amount

(US$)

Receivable

Payable

ReceivablePayable

Currency Forward Contracts:

u.

StandChart (5)

1,500 or 3,000

221

-

--

v.

GSCM (6)

10,000

-

-

--

Sub-total

595

912

-

-

Interest Rate Swap Contracts:

w.

GSCM

(1)

25,000

-

-

--

x.

HSBC, Jakarta

27,037 with

decreasing amount

-

-

-103

y.

HSBC, Jakarta

44,200 with

decreasing amount

-

-

-6,153

z.

GSCM

100,000

-

-

-37,720

aa.

DBS

25,000 with

decreasing amount

-

-

-

1,075

Sub-total

-

-

-

45,051

Total

20,863

132,847

121,810108,198

(1)

contract entered into in July 2006 and terminated in June 2007

(2)

contract entered into in January 2007 and terminated in June 2007

(3)

contract entered into in February 2007 and settled in February 2008

(4)

contract entered in April 2007 and settled in April 2008

(5)

contracts entered in May 2007 and settled in December 2007

(6)

contract entered in May 2007 and terminated in July 2007

(7)

contract entered in May 2007 and terminated in August 2007

(8)

contract entered in November 2005 and restructured into a new contract entered in August 2008

(9)

contract entered in March 2006 and restructured into a new contract entered in August 2008

(10)

contract entered in September 2005 and restructured into a new contract entered in September 2008

The net changes in fair value of the swap and currency forward contracts and embedded derivative (Note 15f), totalling Rp5,742 and Rp53,513 in 2007 and 2008, respectively, were charged to  “Loss on Changes in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in  the  consolidated  statements  of income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid (Rp)
					2007	2008
a.	StandChart Branch (“StandChart”)	April 23, 2004 - November 5, 2008 Swap Rp214,625 for US$25,000	6-month U.S. dollar LIBOR plus 2.60%	Every May 5 and November 5	9,188	8,738
b.	GSI	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to the cross currency swap contract.	Every May 5 and November 5	31,331	29,244

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

DERIVATIVES (continued)

The following are the details of the contracts: (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid (Rp)
					2007	2008
c.	GSI	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	4,924	5,049
d.	GSI	August 22, 2005 - June 22, 2012 Swap a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000	3.28% of US$75,000	Every June 22 and December 22	11,163	11,611
e.	MLCMB (ii)

September 20, 2005 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than Rp9,500 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,500 but is less than or equal to Rp14,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp14,000 - Rp9,500) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts)

			2.99% of US$25,000	Every June 22 and December 22	3,327	3,482
f.	MLCMB (i)	November 16, 2005 - June 22, 2012 Swap Rp245,000 for US$25,000	5.50% of US$25,000	Every June 22 and December 22	6,120	6,405
g.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	5,423	5,609
h.	MLCMB (i)	March 1, 2006 - June 22, 2012 Swap Rp229,975 for US$25,000	4.15% of US$25,000	Every June 22 and December 22	4,669	4,887
i.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	4,255	4,401
j.	StandChart	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	3,914	4,049
k.	HSBC	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	4,617	4,694

 (i)

On August 8, 2008, the Company restructured these contracts.

 (ii)   On September 8, 2008, the Company restructured this contract.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid (Rp)
					2007	2008
l.	MLCMB

August 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than Rp8,950 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (1 -  Rp8,950 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000 - Rp8,950) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			4.22% of US$50,000	Every June 22 and December 22	-	-
m.	MLCMB

September 2, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate -  Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to June 12, 2011 , and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and Dec 12	-	-
n.	MLCMB

September 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than Rp9,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,000 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,000 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp11,000 - Rp9,000) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			2.52% of US$25,000	Every June 22 and December 22	-	-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid (Rp)
					2007	2008
o.	DBS

September 10, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011 , and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	-	-

All cross currency swap contracts with GSI (contract Nos. b, c and d) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Settlement Dates
p.	GSCM (iii)	January 2, 2007 - July 5, 2007	Rp8,955 to US$1	May 4, 2007, June 6, 2007 and July 5, 2007
q.	StandChart (iv)	February 15, 2007 - February 20, 2008	Rp8,950 to US$1	Every month starting March 20, 2007 to February 20, 2008
r.	JPMorgan (iv)	April 24, 2007 - April 28, 2008	Spot rate on the settlement date	Every month starting May 25, 2007 to April 28, 2008
s.	StandChart (iv)	May 1, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 4, 2007 to December 28, 2007
t.	JPMorgan (v)	May 3, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 27, 2007 to December 28, 2007
u.	StandChart (iv)	May 4, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 8, 2007 to December 28, 2007
v.	GSCM (vi)	May 10, 2007 - November 20, 2007	Rp8,790 to US$1	Every month starting August 20, 2007 to November 20, 2007

(iii)

On June 8, 2007, the Company early terminated this currency forward contract with GSCM. Based on the termination confirmation, the Company was  entitled to receive termination settlement in the amount of US$76 (equivalent to Rp688). The full settlement was received on June 12, 2007.

(iv)

These contracts expired on December 28, 2007, February 20, 2008 and April 28, 2008, respectively.

(v)

On August 24, 2007, this contract was terminated and there was no cash flow that resulted from the termination pursuant to certain clauses of the contract.

(vi)

On July 5, 2007, the Company early terminated this currency forward contract with GSCM. Based on the termination confirmation, the Company was entitled to receive termination settlement in the amount of US$335 (equivalent to Rp3,014), which was subsequently received on  July 10, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

DERIVATIVES (continued)

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2007	2008
w.	GSCM (vii)	July 18, 2006 - June 22, 2012	5.90% of US$25,000 per annum, in exchange for 7.125% per annum times certain index located in the pre-determined semi-annual range up to 2012	Every June 22 and December 22	1,386	-
x.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	-	(1,784)
y.	HSBC	April 23, 2008 -September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every April 8 and July 8 up to July 28, 2009, and every March 29 and September 29 up to termination date	-	(648)
z.	GSCM	September 2, 2008 - June 12, 2013	(8.10% - under layer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and Dec 10 up to June 2011, and every June 12 and Dec 12 up to termination date	-	-
aa.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum.	Every June 10 and Dec 10 up to Dec 10, 2010, and every June 12 and Dec 12 up to termination date	-	-

    (vii)

On June 22, 2007, GSCM took the early termination option for this contract.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.

As of September 30, 2008, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$631,071 and Rp3,145,838 (Note 36c).

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/POs Not Yet Served
February 25, 2008	Supply and Installation of Submarine Backbone Network in Java Kalimantan Batam Singapore (JAKABARE)	NEC Corporation	US$68,310 and Rp21,705	US$58,173 and Rp18,449
June 29, 2007	Palapa D Satellite In-Orbit Delivery (“Palapa D Satellite”)	Thales Alenia Space	US$217,600	US$124,236
May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co.KG.	US$120,621 and Rp462,341	US$93,023 and Rp471,825
May 2, 2007	Supply and Installation Telecommunication Infrastructure	PT Huawei Tech Investment and Huawei Technologies Co.Ltd	US$29,956 and Rp205,676	US$12,518 and Rp48,720
April 20, 2007	Telecommunication Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$20,689 and Rp399,090	US$10,850 and Rp191,793
April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$139,342 and Rp347,229	US$140,321 and Rp518,331
September 29, 2006	WCDMA/HSDPA Radio Access Network Development Project	PT Ericsson Indonesia and Ericsson AB	US$55,220 and Rp216,039	US$22,725 and Rp106,865
September 25, 2006	Single Intelligent Network	PT Ericsson Indonesia and Ericsson AB	US$66,176 and Rp194,558	US$10,440 and Rp132,828

b.

On September 19, 2008, the Company entered into a three-year unsecured credit facility agreement with BCA amounting to Rp500,000 for the refinancing and purchase of telecommunication equipment. The loan bears interest at 3 month-JIBOR plus 2.25% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 20% of the total loan drawdowns in the first year, (b) 30% of the total loan drawdowns in the second year, and (c) 50% of the total loan drawdowns in the third year.

As of September 30, 2008, the Company has not used the facility.

c.

On January 17, 2008, the Company entered into an agreement for a Joint Share End Cable Operations in Singapore with Telkom and AAG parties. Based on the agreement, the Company has committed to invest US$4,535 for this project. As of September 30, 2008, the Company has paid the full amount of the investment.

d.

On May 25, 2007, the Company and six other telecommunication operators signed a memorandum of understanding on the construction of national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunication operators subsequently decided not to join the project.

On November 10, 2007, the Company and the other five telecommunication operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

As of September  30, 2008, the Company has paid the amount of US$1,503.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES (continued)

e.

On April 27, 2007, the Company joined Asia-America Gateway Consortium (“AAG”) by signing Construction & Maintenance Agreement. AAG is a sea cable consortium which consists of 19 member companies. The Company has committed to invest US$5,000 (as of September 30, 2008, the Company has paid US$2,565) for voting interest of 0.9031%, as a member of the consortium. The capital cost incurred in connection with the engineering, provision, construction and installation of AAG shall be borne by the members in the proportions of their voting interests.

f.

The Company has committed to pay annual radio frequency fee over the 3G license period, provided the Company holds the 3G license (Note 1a). The amount of annual payment is based on the payment scheme set out in Regulation No. 7/PER/M.KOMINFO/2/2006 dated February 8, 2006 of the MOCIT.

g.

On August 25, 2005, the Company obtained facilities from Deutsche Bank AG (Jakarta Branch) to              finance the Company’s general working capital. The facilities consist of the following:

•

Loan facility amounting to Rp25,000, which can be drawn as advances with a minimum amount of Rp100 for each advance. Each advance matures within a maximum period of six months and bears interest as follows:

-

The interest on each advance with maturity of three months or less shall be payable at 1.7% per annum over Certificates of Bank Indonesia rates.

-

The interest on each advance with maturity of over three months but less than six months is payable at 2.5% per annum over three-month Certificates of Bank Indonesia rates.

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

•

Bank guarantee facility amounting to US$2,000. The loan from the facility matures at the maximum period of one year. The Company is required to pledge its cash deposit/cash margin/current account in Deutsche Bank AG (Jakarta Branch) for the issuance of the bank guarantee.

The facilities expired on November 30, 2005 and were extended for 12 months. The facilities shall be automatically extended for a further 12-month period upon expiration, unless early notification of non-extension is made in writing.

As of September 30, 2008, the facilities have not been terminated and the Company has not utilized these facilities.

a.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the maturity date to February 28, 2008. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp16,000). Interest will be charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES (continued)

•

Revolving loan facility amounting to US$5,000 (including revolving loan denominated in rupiah amounting to Rp40,000). The loan matures within a maximum period of six months and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest will be charged on daily balances at 3% per annum and 6% per annum below the HSBC Term Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The Company also obtained treasury facilities from HSBC as follows:

•

Currency swap limit (weighted) amounting to US$7,000 to facilitate the Company’s requirement for hedging genuine foreign currency and international rate exposure through currency swap and/or interest rate swap with a maximum maturity of 5 years.

•

Exposure risk limit (weighted) amounting to US$3,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot and forward transactions with a maximum maturity of 3 months.

Subsequent to the above-mentioned May 14, 2007 amendment, the treasury facilities from HSBC were amended to become exposure risk limit (weighted)/facility foreign exchange option (“FX option”) totalling US$21,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot, forward, currency swap and interest rate swap transactions with maximum maturity of 5 years, and FX option with a maximum maturity of 1 year.

On April 22, 2008, the Company extended its facilities from HSBC until February 28, 2009.

As of September 30, 2008, the Company has not yet utilized the facilities.

a.

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, of the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (for a maximum period of 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. However, on December 1, 2003, the MOF through its letter No. S-6287/LK/2003 increased the penalty for the dividend from the Company’s net income in 2000 from Rp38,096 to Rp42,902.

In 2006, the Company accrued the penalty in the amount of Rp20,633 representing its estimate of the penalty it would pay to the Government and pertaining to the dividend from the Company’s 1999 net income.

Based on its letter No. S-416/MK.02/2007 dated September 12, 2007, the MOF decided to release the Company from its obligation to pay penalty for late payment of dividend declared from its 2000 net income and required the Company to pay immediately the penalty for late payment of dividend declared from its 1999 net income amounting to Rp20,633.

On September 24, 2007, the Company fully paid the penalty amounting to Rp20,633.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES (continued)

b.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”) and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members of the consortium for upgrading the APCN cable.

The funds received from the sale of IRU and DUC, OCU services and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. On April 25, 2005, the Company was discharged as the CBP.

As of September 30, 2008, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$6,389. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

c.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of the agreement may be extended based on mutual agreement.

This agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the seventh amendment agreement dated November 8, 2007. Transponder lease expense charged to operations amounting to Rp11,753 and Rp15,501 in 2007 and 2008, respectively, is presented as part of “Operating Expenses - Cost of Services” in the consolidated statements of income.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (“MTPT”) (subsequently renamed “Ministry of Communications” and most recently, “Ministry of Communications Information and Technology”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 per minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the MOC in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79 Year 1998 of the MTPT were subsequently superseded by Regulation No. 12/PER/M.KOMINFO/ 02/2006 dated February 28, 2006 of the MOCIT regarding basic telephony tariff for cellular mobile network service. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

On April 7, 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network.

Under this new regulation, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariff for telecommunication services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariff should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has a revenue of more than 25% of total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

TARIFF SYSTEM (continued)

c.

Fixed telecommunication services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariff for fixed network service.

On April 30, 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This Decree also applies to fixed wireless access (FWA) network.

Under this new regulation, the tariff for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the Decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunication tariff system.

31.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree was updated several times with the latest update being Decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with Decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on Decision Letter No. KM.37 Year 1999 dated June 11, 1999 of the MOC, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

c.

Between cellular telecommunications network and domestic PSTN

Based on the MTPT Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged -        Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 32).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Universal Service Obligation (“USO”)

On September 30, 2005, the MOCIT issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policy underlying the USO program and requiring telecommunication operators in Indonesia to contribute 0.75% of annual gross revenue (after deducting bad debt and interconnection charges) for USO development.

The MOCIT also issued Regulation No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007, which gives guidance on USO provisioning, such as on auction mechanism, tariff, USO area and technical requirements.

Currently, all operators and the Government are working together to amend the USO tariff. As of September 30, 2008, such amendment has not yet been finalized.

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

KM. 37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new decree, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will be intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of this decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 32).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

INTERCONNECTION TARIFFS (continued)

On August 4, 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 1, 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008.

On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

32.

INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunication services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunication service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense is changed into “service charge” , which is computed at Rp1,250 per minute of outgoing call starting April 1, 2008.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32.

INTERCONNECTION AGREEMENTS (continued)

1.    Telkom (continued)

 b.

Cellular Services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunication network with Telkom’s fixed telecommunication network. Under this agreement, the interconnection between the Company’s cellular telecommunication network and Telkom’s fixed telecommunication network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunication subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007.

1.

PT Excelcomindo Pratama or “Excelcom”, Komselindo and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

The latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on July 1, 2004. The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Komselindo and Excelcom, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 31).

Net interconnection revenues (charges) from (to) the operators are as follows:

2007

2008

Telkom

347,994

145,142

Excelcom

             9,958

42,486

Telkomsel

          4,652

(3,035)

Komselindo

  7,261

(645)

Net

revenues

369,865

183,948

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of September 30, 2008 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

217,374

2,049,837

Accounts receivable

Trade

110,870

1,045,500

Others

1,334

12,581

Derivative assets

12,917

121,810

Other current assets

3,233

30,487

Due from related parties

757

7,140

Non-current assets - others

1,190

11,217

Total assets

347,675

3,278,572

Liabilities:

Accounts payable - trade

26,100

246,126

Procurement payable

410,004

3,866,343

Accrued expenses

17,072

160,989

Deposits from customers

746

7,036

Derivative liabilities

11,474

108,198

Other current liabilities

14

128

Due to related parties

1

10

Loans payable (including current maturities)

326,768

3,081,421

Bonds payable (including current maturities)

344,157

3,245,400

Other non-current liabilities

13,210

124,568

Total liabilities

1,149,546

10,840,219

Net liabilities position

801,871

7,561,647

*

translated using the prevailing exchange rate at balance sheet date

34.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34. SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2007

Operating revenues

Revenues from external customers

9,146,449

1,165,308

1,568,223

11,879,980

Inter-segment revenues

(129,812

)

129,812

274,967274,967

Total operating revenues

9,016,637

1,295,120

1,843,19012,154,947

Inter-segment revenues elimination

(274,967)

Operating revenues - net

11,879,980

Income

Operating income

2,378,088

494,771

331,5523,204,411

Interest income

151,155

Financing cost

(1,028,623)

Income tax expense - net

(596,968)

Amortization of goodwill

(169,880)

Loss on change in fair value of derivatives - net

(26,170)

Loss on foreign exchange - net

(5,742)

Others - net

(55,250)

Income before Minority Interest in Net Income

of Subsidiaries

1,472,933

Other Information

Segment assets

33,897,566

1,568,419

4,130,52639,596,511

Unallocated assets

8,121,636

Inter-segment assets elimination

(6,455,705)

Assets - net

41,262,442

Segment liabilities

25,014,483

860,250

989,53226,864,265

Unallocated liabilities

3,523,367

Inter-segment liabilities elimination

(5,070,168)

Liabilities – net

25,317,464

Capital expenditure

5,055,040

256,653

441,2885,752,981

Depreciation and amortization

2,524,014

146,167

383,6803,053,861

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2008

Operating revenues

Revenues from external customers

10,226,044

1,301,529

2,121,248

13,648,821

Inter-segment revenues

(254,342)

254,342

342,032342,032

Total operating revenues

9,971,702

1,555,871

2,463,28013,990,853

Inter-segment revenues elimination

(342,032)

Operating revenues - net

13,648,821

Income

Operating income

2,236,216

547,325

549,533

3,333,074

Interest income

353,541

Financing cost

(1,377,706)

Income tax expense - net

(575,414)

Amortization of goodwill

(169,880)

Loss on change in fair value  of derivatives - net

(53,513)

Loss on foreign exchange - net

(45,092)

Others - net

30,292

Income before minority interest in net income of subsidiaries

1,495,302

Other Information

Segment assets

34,811,384

2,988,179

7,049,649

44,849,212

Unallocated assets

8,707,052

Inter-segment assets elimination

(4,955,672)

Assets - net

48,600,592

Segment liabilities

27,255,994

849,893

2,967,98631,073,873

Unallocated liabilities

3,999,839

Inter-segment liabilities elimination

(3,469,031)

Liabilities – net

31,604,681

Capital expenditure

6,013,074

561,562

1,111,5557,686,191

Depreciation and amortization

2,739,939

222,884

422,971

3,385,794

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.  ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors, such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies.

36. SUBSEQUENT EVENTS

a.

On October 6, 2008, Moody’s released the rating of Ba1 for the Company's local bonds and         the rating of Ba2 for GN 2010 and 2012 (Note 16).

b.

On October 6, 2008, the Company received dividend income from its investment in ACPL amounting to US$782.

c.

As of October 21, 2008, the prevailing exchange rate of the rupiah to U.S.dollar is Rp9,804 to US$1 (in full amounts), while as of September 30, 2008, the prevailing exchange rate was Rp9,430 to US$1 (in full amounts). Using the exchange rate as of October 21, 2008, the Company suffered from foreign exchange loss amounting to approximately Rp299,900 on the foreign currency liabilities, net of foreign currency assets, as of September 30, 2008 (Note 33). However, as of October 21, 2008, the gain from net change in fair value of derivatives amounted to Rp104,066 (Note 28 and 15f).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of September 30, 2008 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of     September 30, 2008 as disclosed in Note 29a are approximately Rp6,187,020 if translated at the prevailing exchange rate as of October 21, 2008.

37.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2007 consolidated balance sheet which have been reclassified to Goodwill and Other Intangible Assets to conform with the presentation of accounts in the 2008 consolidated balance sheet:

As Previously Reported

Amounts

Property and equipment - carrying value

203,049

Property and equipment - accumulated depreciation

(180,404)

Net

22,645

The following is the account in the 2007 consolidated balance sheet which has been reclassified to Loans Payable - Net of Current Maturities - third parties to conform with the presentation of this same account in the 2008 consolidated balance sheet:

As Previously Reported

Amount

Derivative liabilities

64,817

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

37.

RECLASSIFICATION OF ACCOUNTS (continued)

Following are the accounts in the 2007 consolidated statement of income which have been reclassified to Operating Expenses - Cost of Services to conform with the presentation of accounts in the 2008 consolidated statement of income:

As Previously Reported

Amounts

Operating expenses - compensation to telecommunications carriers and service providers

1,238,542

Operating expenses - maintenance

548,436

Operating expenses - leased circuits

176,479

Operating expenses - other costs of services

1,425,498

Total

3,388,955

38.

REVISED SAK

The following summarizes the revised SAK 50 and SAK 55 recently issued by the Indonesian Institute of Accountants:

•

SAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interests, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This SAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. SAK 50 (Revised 2006) supersedes SAK 50, “Accounting for Certain Investments in Securities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009. Early application is encouraged.

•

SAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”, establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This SAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others. SAK 55 (Revised 2006) supersedes SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009. Early application is encouraged.

The Companies have not adopted these SAKs. The Companies are currently studying them and have not yet determined the related effects on the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2007 and 2008 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

39.

NEW GOVERNMENT REGULATION

•

On December 28, 2007, the President of the Republic of Indonesia and the Minister of Law and Human Rights signed the Government Regulation No. 81/2007 (PP No. 81/2007) on “Reduction of the Rate of Income Tax on Resident Corporate Taxpayers in the Form of Publicly-listed Companies”. This regulation provides that resident publicly-listed companies in Indonesia can obtain the reduced income tax rate which is 5% lower than the highest income tax rate under Article 17 paragraph 1 (b) of the Income Tax Law, provided they meet the prescribed criteria, i.e., companies whose shares or other equity instruments are listed in the Indonesia Stock Exchange, whose shares owned by the public are 40% or more of the total paid shares and such shares are owned by at least 300 parties, each party owning less than 5% of the total paid-up shares. These requirements should be fulfilled by the publicly-listed companies for a period of six months in one tax year. As of September 30, 2008, the Company does not expect to meet the required criteria to avail of the lower income tax rate (Note 18), and has therefore, not applied this reduced tax rate to its deferred tax assets and liabilities.

•

On September 23, 2008, the President of the Republic of Indonesia and the Minister of Law and Human Rights signed the Law No. 36 of 2008 on “Fourth Amendment of Law No. 7 of 1983 on Income Taxes”. This regulation amends, among others, the scheme of corporate income tax rate, tax objects, and definition of deductible expenses. All requirements under this regulation will be applied effective January 1, 2009.

The Companies have not adopted such regulation. The Companies are currently studying it and have not yet determined the related effects on the consolidated financial statements.

40.

COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on October 21, 2008.

99